8/22

02049388

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bacardi Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

FILE NO. 82- 4992 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/22/02

82-4992

ARAS
3-31-02

02 AUG 22 AM 9:47


HAVANA 1911
REPUBLICA DE CUBA
1911


EXPOSICION UNIVERSAL DE BARCELONA
1888

BACARDI LIMITED
2002 ANNUAL REPORT


ST. LOUIS 1904
SAN FRANCISCO 1915
BUFFALO 1901
GRAND PRIZE
LOUISIANA PURCHASE
EXPOSITION
BUFFALO
USA MCMI
1881




PARIS 1900
CHICAGO 1893
PARIS 1889



The BACARDI Cuba Libre



Housed at the Pessione facility, the Martini & Rossi frame contains some of the more than forty medals awarded to the brand at International Fairs and Expositions since 1865.

A New Age of Excellence


EXPOSICION UNIVERSAL DE BARCELONA
1888

At the Barcelona Exposition of 1888, BACARDI rum was awarded a Gold Medal for excellence in the production of rum. The medal was crowned with a bat, which is regarded in Catalonia, Spain, as a symbol of conquest and good judgment.

The steady application of good judgment has served the Company well. As we celebrate the 10th anniversary of the consolidation of the five separate Bacardi companies into Bacardi Limited in Bermuda, we look back on a critical period in our history. We celebrate the accomplishments of the last decade, as well as the past 140 years, with our focus on conquering new markets and new segments within the spirits industry. We rededicate ourselves to uphold the Bacardi tradition of excellence in this new age.

A single premium brand company on its formation in 1992, Bacardi Limited is today the producer of BACARDI rum, the world's number one premium selling spirit brand; MARTINI vermouth, Europe's number one brand; DEWAR'S Scotch whisky, the number one blended Scotch whisky in the United States; and BOMBAY SAPPHIRE gin, the fastest growing gin brand and one of the top ten fastest growing brands in our industry.

Our brands do so well, we believe, because of their consistent high quality and the excellence they add to the enjoyment and fun of our consumers. Lately, cocktails have gained a renewed cachet, with our products leading the way.

The Company's success has in no way diminished our resolve to continue to grow these and other brands. Over the past 140 years, the packaging for BACARDI, MARTINI, and DEWAR'S has evolved with the changing times. In recent years, the packaging for these leading brands has changed to meet the style and tastes of our consumers.

The evolution in our packaging will continue to keep our brands relevant to our consumers. As relevant as our many awards have been, today our brands are the subjects of exceptional promotional events and well-designed public relation activities, and are the cornerstones of outstanding, innovative advertising.

Rooted in tradition, Bacardi Limited has entered the 21st century as a strong, modern, and contemporary business that sets both the standards and the pace within its industry. The Company respects the past but looks towards the future for the new challenges and conquests it presents for our international family of premium brands.

A new age of excellence demands the same high quality that has marked all our endeavors, married to a fresh approach, slightly ahead of its time. We are committed to excellence in this new age.

The history of production at Bacardi is marked by world-class processes and innovative accomplishments, which have proven integral to the surge in growth of our business, particularly during the past ten years.

By 1992, when the five separate Bacardi companies were consolidated into Bacardi Limited, our Company's manufacturing



The Company's production facility inaugurated this year in Shanghai, People's Republic of China.

had evolved from one plant in Santiago de Cuba to fourteen plants – eleven in North and South America and three in Europe, primarily focused on the production of BACARDI rum.

Today, in large part due to the acquisitions of Martini & Rossi and DEWAR'S and BOMBAY, the breadth and width of our manufacturing facilities have grown dramatically to include thirty-eight plants around the world. Our global production facilities include fourteen plants for BACARDI rum and low proof products, ten plants for MARTINI vermouth and extracts, three plants for DEWAR'S and WILLIAM LAWSON'S Scotch whisky, four additional malt distilleries, and twelve plants covering a wide range of brands.

Ever on the leading edge, Bacardi has developed revolutionary, state-of-the-art proprietary processes in a number of areas. We have developed, patented, and successfully installed our unique anaerobic waste treatment process in our facilities in Catãno, Puerto Rico, and Pessione, Italy. We are proud of the fact that this innovative technology has also been licensed and installed in several third-party facilities around the world. As a leader of novel waste treatment processes for distilleries, Bacardi in Mexico has developed state-of-the-art irrigation for the sugar cane fields surrounding La Galarza. We have also developed and installed a ground-breaking proprietary process to obtain the herbal extracts that constitute the main ingredients in the production of MARTINI vermouth.

Our facilities lay claim to the highest standards of efficiency in our industry. Bottling Line No. 2 at Westthorn in Glasgow, Scotland, is the fastest bottling line in the Scotch whisky industry, running more than 400 bottles per minute (bpm). Our three low proof carbonated bottling lines, one in Jacksonville, the United States, and two in the United Kingdom, representing the latest technology in this category, are successfully running between 600 and 1,000 bpm. A new 1,000 bpm line is scheduled for installation in Buxtehude, Germany, in September 2002.

Our approach to bulk product transportation is unique in the industry, providing a competitive advantage through logistics and cost effectiveness. We are the only spirits manufacturer to own and operate a high proof spirits stainless steel ocean tanker ship. Our present vessel, the *Jo Spirit*, is the third in a line of similar vessels.

Safeguarding the quality of our brands with the finest and most efficient resources is the highest priority of our production focus globally. Production excellence is fundamental in supporting the highest standards of quality maintained by Bacardi Limited.


Otard
BACARDI LIMITED
ANNUAL REPORT 1993

Calendar Year 1993

Sales: $2.450 billion
Earnings from Operations: $421.2 million
Sales of Group Products: 52.4 million cases

Bacardi Limited concludes the acquisition of the Martini & Rossi group.



Calendar Year 1994

Sales: $2.422 billion
Earnings from Operations: $477.1 million
Sales of Group Products: 52.7 million cases

The Company centralizes group treasury and financial reporting functions for more efficient control of the business, cash flows, debt repayment, and the hedging of foreign currencies.


BACARDI LIMITED

Calendar Year [illegible]

Sales: $2.214 billion
Earnings from Operations: $365.6 million
Sales of Group Products: 53.4 million cases

Bacardi Limited focuses on a clearer strategic vision and building the business from the strength of Group owned leading brands.

In a dynamic environment of acquisitions, new product development, brand repositioning, and expansion into new markets, Bacardi Limited's marketing activities during the past 10 years have been built on three successful strategies: creativity, innovation, and staying close to our consumers. As their tastes change, we must anticipate and lead.

In 1998, the Company acquired DEWAR'S Scotch whisky. Creative advertising featuring well-known actors has been the hallmark of the DEWAR'S campaign. To enhance the image of DEWAR'S in the information age, we have also devised original ways of connecting with consumers via strong on-line relationship marketing programs. Consumers have responded to our campaigns and programs with increased loyalty or by switching from our competitors.

Our advertising for Asti MARTINI also features familiar screen actors and actresses. Outstanding advertising has played its part in the success of MARTINI vermouth,


MARTINI

The highly successful MARTINI sampling promotion in the United Kingdom.

evidenced by winning 11 major advertising awards in the last five years. A highly successful packaging change in 1997 has also helped MARTINI to consistently achieve value increases in recent years.

One notable area of focus for BOMBAY SAPPHIRE gin has been the on-premise sector, where we have created an exciting presence, resulting in word-of-mouth recommendation from bar staff and loyal consumers. The process has been strengthened by a highly successful international public relations effort based on design and increased visibility in the travel retail segment. The BOMBAY SAPPHIRE brands imaginative website and displays in key airport duty-free areas have also proved successful.

BACARDI rum has its own tradition of great advertising. This year, distinctive new packaging has been rolled out globally. In Mexico, the "ZUZU" campaign has caught the imagination of entry-level consumers and supports BACARDI Carta Blanca rum in its repositioning efforts.

BACARDI Limón rum is positioned against vodka, allowing us to compete in usage and imagery. The launch of BACARDI O has made an encouraging start in the United States.

BACARDI BREEZERS are now available in more than 30 countries. Continued development of packaging and product to meet changing consumer needs, and award-winning advertising, such as the "Tom Cat" campaign in the United Kingdom, have contributed significantly to the success of BACARDI BREEZERS.

We seek to maintain the relevance of our brands as time marches on. We constantly monitor our markets for changes in consumer trends, ready to adapt to new consumer preferences. Our message always reflects the Bacardi values of quality and excellence.

BACARDI LIMITED

10 Years


BACARDI LIMITED
(formerly Bacardi International Limited)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1992 AND 1991
"COPY"

Coopers & Lybrand

Calendar Year 1992

Sales: $1.919 billion
Earnings from Operations: $403.7 million
Sales of Group Products: 48.6 million cases

The five separate Bacardi companies are consolidated into Bacardi Limited.

BACARDI LIMITED

10 Years

Bacardi Limited proudly published its first Annual Report following the consolidation of the five separate companies in 1992. Subsequent reports have documented the core values that have shaped and nourished the newly formed company.

A decade after its establishment we celebrate our accomplishments inspired by our early goals, we reflect upon our achievements while striving to conquer new objectives, and we rededicate ourselves to our Company's purpose "... to bring enjoyment to our consumers by supplying premium brands and services that add pleasure to their leisure time".

CORE VALUES

Accountability - "Keep Your Promises"

Creativity - "If it Ain't Broke, Break It"

High Energy - "Do It Now, Because You Can"

Total Quality - "Think, Act and Be Number One"

Teamwork - "Help Others Without Taking The Credit"

Long Term Vision - "Invest Today Thinking Of Tomorrow"

Productivity - "All The Dollars To Invest, Not A Penny To Spend"

Family Values - "Treat Others As You Would Have Them Treat You"



"The Company's superior performance this year was delivered through a keen focus on our strategic objectives, an innovative capacity to seize tactical and strategic opportunities as they arise, and a vigorous pursuit of excellence that permeates every facet of our organization."

Ruben Rodriguez
Chairman and Chief Executive Officer

Our business has experienced tremendous growth over the past ten years in both the number and quality of our personnel based around the world.

When Bacardi Limited was created in 1992, our Company's global workforce totaled 2,300 people. The Martini & Rossi acquisition completed in 1993 presented a number of opportunities, not the least of which was the creation of a world-class distribution network in Europe, as well as access to a diverse and talented pool of industry professionals.

Following the purchase of DEWAR'S and BOMBAY in 1998, we were again presented with the opportunity to grow our business, leading to the formation of new marketing and distribution companies in the Dominican Republic, Venezuela, and Greece. As a consequence, our personnel today numbers 6,700 in more than 45 countries, including the newest company in Russia.

Since the explosive growth in our personnel, we have continued to develop our internal talent by sharing best practices across regions. This has included active support for international relocations of key personnel, which offer a stimulating career experience to the individual as well as an effective means to communicate the "Bacardi way" across our global network.

In 1991, Bacardi commenced its management development program in conjunction with the Darden School of Business at the University of Virginia, which is consistently rated among the ten best business schools in the United States. This customized program, one of the first of its kind anywhere, equips promising young executives with the skills required to operate in today's challenging business environment. The loyalty and teamwork created by this program speaks for itself: of the 200 participants to date, more than two-thirds remain employed with our Company. A new program cycle commenced in April 2002.

In December 2001, our Country Managers from around the globe met for a three-day exhaustive internal analysis session focused on a strategic review of our business. In addition, a number of guest speakers provided an external view covering marketing and banking.



CORTIJO BACARDI

Country Managers in front of the 'Cortijo' in Malaga, Spain, December 2001.

In March 2002, Bacardi-Martini Limited, our marketing and distribution company in the United Kingdom, achieved the 9th position in the list of the 100 best companies to work for in the United Kingdom, published by the Sunday Times. This is the second year in a row that our company in the United Kingdom has achieved a position in the Top 10 of this survey.

Given the ongoing challenges in our business environment, we are committed to continuously developing and improving the skills of our employees so that Bacardi is well prepared for the future.



BACARDI LIMITED

Sales: $2.673 billion
Earnings from Operations: $362.5 million
Sales of Group Products: 50.8 million cases

Following industry practice, Bacardi Limited changes the financial year which better coincides with the Company's natural business cycle.



RON BACARDI
MARCA DE FABRICA
BACARDI LIMITED

Sales: $2.221 billion
Earnings from Operations: $363.2 million
Sales of Group Products: 53.7 million cases

Bacardi Limited acquires DEWAR'S Scotch whisky and BOMBAY gin, critically broadening and strengthening its portfolio of leading brands.



BACARDI LIMITED
ANNUAL REPORT

Sales: $2.523 billion
Earnings from Operations: $480.0 million
Sales of Group Products: 58.6 million cases

The successful integration of the DEWAR'S and BOMBAY brands provides solid financial results, and gives the Company critical added commercial strength in both the on-premise and off-premise.

PRODUCT SUPPLY

One of Bacardi Limited's strengths is its ability to distribute its portfolio of international brands to both trade clients and consumers around the world. Few other spirits companies rival this distribution capability, which stands as one of our core competencies.

Our marketing professionals create demand for our brands and our sales staff ensures our presence in the global marketplace. Our Product Supply Services structure ensures that these products reach the consumer.

The acquisitions of Martini & Rossi and DEWAR'S and BOMBAY impelled us to transform our capabilities to meet the challenge of new brands and new markets. Today, Bacardi Limited manages its own distribution structure in 45 markets and, together with a number of key partners, ensures brand presence in more than 200 countries. All of these brands, whether owned or represented by Bacardi Limited, require logistical support to reach the consumer.

The sheer volume of cases sold by Bacardi Limited, 73.6 million 9 litre cases of group products this fiscal year, requires the management of an impressive flow of raw materials, bulk product and finished goods across the globe. For example, more than 77 million litres of bulk rum, 12 million litres of vermouth and 1.7 million litres of other bulk components are shipped annually from production plants to bottling plants. Likewise, more than 43 million cases of finished goods are exported to global markets each year.

The means to move and deliver these products — by sea, rail or road — is organized by our Product Supply Services staff.

Organizing these movements of goods has required us to continually investigate technical and process improvement. This has led us to implement Electronic Data Interchange (EDI) and interface with key business partners.

As a result, we have become increasingly reliant on the most sophisticated systems software available, requiring significant capital investment and the development of suitable employee skill sets.

Pride and commitment to the goals of service excellence, process improvement, and cost reduction permeate all stages of the Bacardi business service cycle. When we say: "We deliver", we do, whether it be to the cosmopolitan cities of the United States and Europe, the vibrant ports of the Far East and Latin America, or to remote markets around the globe.



The *Jo Spirit* being filled with high proof product in the Bahamas.

The world of the 21st century remains as large and diverse as it has always been, but by improving our ability to place our brands where consumers demand them, we have made it a more intimate place for all of us.


BACARDI LIMITED
2000 Annual Report

Fiscal Year 2000

Sales: $2.795 billion
Earnings from Operations: $543.4 million
Sales of Group Products: 66.0 million cases

Bacardi Limited focuses on core brands, takes advantage of strong cash flows to reduce debt, and consolidates its position of strength around the globe.


Bacardi
BACARDI LIMITED

Fiscal Year 2001

Sales: $2.593 billion
Earnings from Operations: $622.7 million
Sales of Group Products: 68.3 million cases

Fiscal Year 2001 marks the highest-ever recorded net earnings recorded by Bacardi Limited of $340 million.



Fiscal Year 2002

Sales: $2.861 billion
Earnings from Operations: $734.3 million
Sales of Group Products: 73.6 million cases

Bacardi Limited focuses on its strategic intent to pursue new brands to strengthen its portfolio, to realize growth through new product introductions, and to pursue strategic alliances.


SUPERIOR
DRY & SMOOTH

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholders:

Fiscal Year 2002 was an outstanding year for Bacardi Limited, with record sales, record earnings, and record dividends; an achievement in spite of the tragic events of September 11, 2001 that significantly disrupted our business in the Northeastern United States, the world economic slowdown, and economic and political turmoil in Venezuela and Argentina. The Company's superior performance this year was delivered through a keen focus on our strategic objectives, an innovative capacity to seize tactical and strategic opportunities as they arise, and a vigorous pursuit of excellence that permeates every facet of our organization. Above all, we continued to drive the volume and value of our core brands, the best indication of the health of our business for the future.

Two major special events affected our results for the year. On the positive side, the Company reflected the effect of the $155 million (net after tax withheld) cash refund from our successful claim in Mexico related to excise taxes in prior years. On the negative side, the Company wrote down its investment in its joint venture in Cepas Argentinas S.A. by $35 million reflecting the massive devaluation of the Argentine Peso and the immediate prospects for this investment. Both were recorded in accordance with Canadian Generally Accepted Accounting Principles (GAAP). However, for comparison purposes, all commentary in this Annual Report has been made excluding these items.

Sales at $2.8 billion, after a reduction of $53 million for foreign currency depreciation, are the highest ever in the history of Bacardi Limited, exceeding last year by $59 million. Operating profit at $656 million and net earnings at $360 million also exceeded the prior year and also represent the best results ever for Bacardi Limited. These figures exclude the special events in Mexico and Argentina. When including these items for statutory reporting purposes in accordance with GAAP, sales increase to $2.9 billion, operating profit increases to $734 million, and net earnings are boosted to $444 million. Net earnings for the year were 30% higher than prior year. In recognition of this performance, I am pleased to inform you that the Board of Directors has increased the annual dividend rate payable on Bacardi Limited common shares from $6.00 to $6.40 - a 7% increase.

As outlined in last year's report, our strategic intent for Fiscal 2002 was to pursue new brands to strengthen our portfolio, to realize growth opportunities through new product introductions, and to pursue strategic alliances, which is exactly what we did. We successfully launched BACARDI O this year in the United States, complementing BACARDI Limón in the growing flavored rum segment. DEWAR'S 12 Year Old Scotch whisky was seeded throughout Latin America markets. BACARDI Reserva was launched broadly in the European Duty Free market during the year. BACARDI 101 was launched in Mexico to extend our rum portfolio. WHYTEHALL Classic Deluxe whisky, an Indian whisky brand we acquired as a majority holding last year, effectively doubled our case sales in that market, increasing critical mass and profitability. Our low proof business has been expanded into new markets with the launch of BACARDI BREEZERS in Italy, Thailand, Japan, Brazil, Switzerland, and the Nordic countries. We also successfully launched BACARDI RIGO in Germany.

In a landmark development this year, Bacardi U.S.A., Inc. completed an alliance with Anheuser-Busch, Inc. for the production and distribution of a new entry in the growing high-end, flavored alcohol beverage category. BACARDI SILVER was successfully launched nationally in February 2002 in the United States. Early sales were extremely encouraging, and reached 2.6 million cases in the initial two-month introduction period. We are very enthusiastic about the alliance with Anheuser-Busch, Inc. and the potential for future opportunities.

Key to top line revenue growth was the performance of our strong brands. Our core brands — BACARDI rum, MARTINI vermouth, European Type Low Proof, DEWAR'S Scotch whisky, and BOMBAY gin — showed combined case sales that exceeded the prior year by 5%. This was led by BOMBAY gin, up by 12%, and European Type Low Proof also up 12%. BACARDI rum, up by 4%, consistently advanced its position globally, and this year showed early signs of a possible turnaround in Mexico. MARTINI vermouth continued to increase its brand contribution. Our European Type Low Proof business was boosted by the explosive growth of BACARDI BREEZERS in the Netherlands. The softness of DEWAR'S Scotch whisky in the United States was offset by the record achievement in Spain, where for the first time we surpassed the one million case mark. BOMBAY gin continued to push double-digit growth in key markets.

Many of our local and regional brands reported excellent results, particularly ERISTOFF vodka, that for the first time achieved sales exceeding one million cases, recording growth of 12%, principally in Spain, Austria, and France. CASTILLO rum sales grew by 11%, dominating the value segment in the United States, and maintaining strong leadership position in Ecuador. WILLIAM LAWSON'S Scotch whisky sales grew by 3%, with particularly strong performances in France and Spain. CHARLES VOLNER performed well in France, achieving growth of 2% in a highly competitive sparkling wine market. In Canada, RUSSIAN PRINCE vodka and REV performed well, growing by 2% and 55%, respectively.

The performance of our operations is evidence of the pursuit of excellence around the world. In Europe and North America, the momentum of our core brands was strong as we continued to drive value creation. Overall volumes in Europe for Company-owned products were 43 million cases, 5% ahead of the previous year, while in North America, we achieved underlying volume growth of 11%, with sales of Company-owned products exceeding 20 million cases. In Mexico, our management team has made outstanding progress with the redefined strategic approach in that market, where case sales growth of Company-owned products was 9% ahead of last year. In Central and South America, in spite of turmoil resulting from deteriorating political and economic conditions in Venezuela coupled with the crisis in Argentina, our markets continued to push performance, recording sales volume growth of 7%. The uncertainty in the region requires that we monitor the situation carefully in the upcoming months, while closely managing pricing, and credit and foreign exchange exposure. In Asia Pacific, we took advantage of opportunities in the most promising markets, such as Australia and Thailand, to drive sales growth with BACARDI BREEZERS, while managing overall exposure. During the year we inaugurated our new production facility in Shanghai, People's Republic of China. Overall, Bacardi Limited total case sales for the year, including agency brands, and adjusted for the disposal of certain marginal brands in 2001, totaled 78 million cases, an 8% growth ahead of last year.

Our financial position remains strong, our working capital well controlled, and cash is being generated from operations as noted in EBITDA of $712 million, which is 3% higher than last year. This year we made total debt repayments, excluding working capital needs at the various subsidiaries, of $187.6 million. We repaid $140 million of the credit facility secured for the acquisition of DEWAR'S and BOMBAY and $47.2 million of the Private Placement that matured in August 2001.

The continued reduction of debt allowed us to improve our debt-to-equity ratio and lower our interest expense, improving net income for our shareholders as well as our credit standing in the financial community.

Crucial to our strategic intent was the increase of market support for our key brands. We continued to invest behind these brands and drive increased marketing effectiveness through a focus on our global priority brands. Our advertising and promotion investment was higher than last year. As evidence of our achievements, a number of our campaigns were granted advertising awards of distinction during the course of the year, a credit to the creative and innovative talent of our people. Among others, the "Tom Cat" campaign for BACARDI BREEZERS in the United Kingdom, the BACARDI promotions and graphic advertising in Argentina, and the BACARDI August billboard campaign in Austria were recognized as highly creative and effective campaigns. The exciting new "ZUZU" BACARDI Carta Blanca campaign in Mexico has been recognized for achievement in terms of awareness. These awards, and others, confirm our ability to make connections with our consumers in a very exciting and intense way.

As we celebrated the 140th year of our business and the 10th year of Bacardi Limited, a number of our group companies have also reached milestone anniversaries. Bacardi y Compañia, S.A., established in Mexico in 1931, completed 70 years of operations. Bacardi Corporation celebrated 65 years in Puerto Rico, while Tradall S.A. in Switzerland and Bacardi-Martini Nederland N.V. in the Netherlands both commemorated 50 years since their establishment by the Martini & Rossi group. We celebrated our various anniversaries with true Bacardi passion — with pride in our heritage and enthusiasm about our future.

Looking to the future, our top priority is to ensure that Bacardi Limited is well equipped to meet the competitive challenges of industry consolidation and increased taxation in key markets. This is critical in maximizing shareholder value. To meet this objective, we have included in our business plan for the next three years important increases in advertising and promotions supporting our core brands, an aggressive new product development plan, a continuation of our strategy of filling portfolio gaps, and the pursuit of alliances with strategic business partners that will allow the Company to continue its growth trend in a competitive environment. These are difficult goals to achieve. As in the past, we accept this challenge, and we will deliver.

I wish to take this opportunity to express my appreciation to our family of employees around the world for their dedication, support, and the excellent execution of our strategic objectives. I also wish to thank all of our business partners, shareholders, and the Board of Directors for their confidence and cooperation during this year.

Our Company is strong and well positioned for the future. Our people are devoted to maintaining the tradition of high standards that have become synonymous with Bacardi brands. As portrayed in this Annual Report, we are committed to upholding a new age of excellence for Bacardi Limited.

Ruben Rodriguez
Chairman and Chief Executive Officer

FISCAL YEAR 2002 – SUMMARY OF FINANCIAL PERFORMANCE

(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2001	Actual Fiscal March 31, 2002	Actual Adjusted For Special Items Fiscal March 31, 2002	Constant Dollar Adjusted For Special Items Fiscal March 31, 2002
Sales	2,692,862	2,861,097	2,751,989	2,804,911
Gross Profit	1,710,569	1,898,552	1,789,444	1,829,995
Earnings from Operations	622,685	734,270	656,174	671,669
Net Earnings	340,491	444,175	359,886	371,891

SALES OF GROUP BRANDS BY YEAR

Thousands of 9 litre cases (Excludes Agency Brands)



FISCAL 1998
54,219
FISCAL 1999
58,600
FISCAL 2000
65,963
FISCAL 2001
68,286
FISCAL 2002
73,588

FISCAL YEAR 2002 – SALES OF GROUP BRANDS BY REGION

Thousands of 9 litre cases (Excludes Agency Brands)



ASIA (4%) 2,696
MEXICO (4%) 3,218
CENTRAL/SOUTH AMERICA (6%) 4,081
EUROPE (58%) 42,844
NORTH AMERICA (28%) 20,749

FISCAL YEAR 2002 – SALES OF GROUP BRANDS BY CATEGORY

Thousands of 9 litre cases (Excludes Agency Brands)



LOW PROOF (30%) 22,072
HIGH PROOF (43%) 31,629
MID PROOF (27%) 19,887


CARTA BLANCA
BACARDI



Launched in 2002, the new BACARDI Carta Blanca rum evolution in packaging is a significant improvement in relevance and differentiation. It features the Bat Device, a unique split label design, and a more premium bottle mold with embossing. We feel confident this evolution will fuel the continued leadership of BACARDI Carta Blanca rum within the premium spirit segment for many years to come.


Bacardi
IMPORTED
ESTD
1862



Bacardi display at the Exposición Nacional in Havana, Cuba.


REPÚBLICA DE CUBA

Country: Cuba
City: Havana
Exposition: Exposición Nacional
Date: March 13, 1911
Award: Grand Prize for Industries for Exhibit in Rum


EXPOSICION UNIVERSAL DE BARCELONA



Country: Spain
City: Barcelona
Exposition: Exposición Universal
Date: October 9, 1888
Award: Gold Medal for Excellence in a Rum Product





Country: France
City: Paris
Exposition: Exposition Universelle de 1889
Date: September 29, 1889
Award: Gold Medal





Country: France
City: Paris
Exposition: Exposition Universelle de 1900
Date: August 18, 1900
Award: Gold Medal





Country: France
City: Bordeaux
Exposition: XIII Exposition de Bordeaux
Date: 1895
Award: Diploma of Honour





Country: United States of America
City: Chicago
Exposition: World's Columbian Exposition
Date: 1893
Award: Gold Medal for General Excellence



1890s


MARCA DE FABRICA

1920s


RON BACARDI
MARCA DE FABRICA

1940s



Portrait dedicated to Bacardi
by His Majesty, King Alfonso XIII.


Intendencia General de la Real Casa y Patrimonio
S. M. LA REINA
DOÑA MARIA CRISTINA (q.D.G.)
REGENTE DEL REINO

Certificate by Her Majesty, the Regent María Cristina authorizing the use of the Royal Spanish Coat of Arms on the labels of BACARDI rums dated, April 12, 1888.



Don Facundo Bacardi Massó's signature from 1862.


PROVEEDORES DE LA REAL CASA

Royal Spanish Coat of Arms
from 1940s BACARDI label.


EXPOSICION DE MATANZAS
INICIADA POR EL ATENEO
DIPLOMA
PREMIO AL MERITO
ISLA DE CUBA

Country: Cuba
City: Matanzas
Exposition: Exposición de Matanzas
Date: July 4, 1881
Award: Silver Award of Merit


CARTA BLANCA
RUM
BACARDI
SUPERIOR
Facundo Bacardi
MEDALS AWARDED TO BACARDI
CASA FUNDADA EN CUBA
40%vol
1862
70cl


PAN-AMERICAN EXPOSITION
A GOLD MEDAL

Country: United States of America
City: Buffalo
Exposition: Pan-American Exposition
Date: 1901
Award: Gold Medal for Rum


GRAND PRIZE
LOUISIANA PURCHASE
EXPOSITION

Country: United States of America
City: St. Louis
Exposition: Louisiana Purchase Exposition
Date: 1904
Award: Grand Prize



Country: United States of America
City: San Francisco
Exposition: Panama-Pacific International Exposition
Date: 1915
Award: Medal of Honor for an Exhibit of Liquor


IMPORTED
CARTA BLANCA
RUM
BACARDI
SUPERIOR
MEDALS AWARDED TO BACARDI
CASA FUNDADA EN CUBA
1862
Ron
BACARDI
Superior
ESTABLISHED
1862
LIGHT-DRY
SILVER LABEL
Ron
BACARDI
Superior
BACARDI CORP.
SAN JUAN, P.R.
MEDALS AWARDED TO
IMPORTED
RUM
Ron
Bacardi Superior
DE
BACARDI Y Cia
SANTIAGO DE CUBA
80 PROOF
1876
Ron
Bacardi Superior
DE
SANTIAGO

Market Review

Cheers!

ENGLISH

In recent years, both traditional and contemporary cocktails have been finding their way into nightclubs, bars, and restaurants throughout the world. The BACARDI Cuba Libre remains at the forefront of this movement as one of the most popular cocktails in the world.

This market review section showcases the excellence we add to the enjoyment of our consumers through the mixability and quality of our premium brands.

EUROPE

SPAIN

We benefited from another successful year in Spain, with a good performance across all key brands and overall volume growth of 5%. BACARDI rum performed well, with a positive growth trend for BACARDI Carta Blanca rum and BACARDI 5 Year Old throughout the year. BACARDI Limón rum, launched nationally during the first quarter of the year, showed an encouraging level of activity in the trade.

We are challenged this year as our largest vermouth market experienced declining aperitif consumption and an overall destocking by the trade. MARTINI vermouth progressed efficiently to secure and develop the volume levels achieved over the past five years, with total sales that were in line with last year.

DEWAR'S Scotch whisky continued to feature prominently in the dynamic Scotch whisky segment, setting new records in sales and market share, with case sales exceeding the one million case mark for the first time. BOMBAY gin continued to make steady progress, while ERISTOFF vodka, WILLIAM LAWSON'S Scotch whisky, and BACARDI BREEZERS also contributed to overall volume growth for the fiscal year.

UNITED KINGDOM

BACARDI Carta Blanca rum recovered, with strong sales for the year up 5% from last year. This performance was the result of a reduction in the importation of product from other countries, as well as improved consumer demand.

Competition in the low proof market intensified with the proliferation of new products in the category and with the heavy discounting tactics of many of our competitors. Consequently, while BACARDI BREEZERS continued to gain distribution, growth in the rate of sale for the brand declined.

While sales of MARTINI vermouth were affected by the general depression of the vermouth category, case sales of Asti MARTINI were particularly strong this year, aided by effective promotional programs. BOMBAY SAPPHIRE gin continued to make good progress in the domestic market, but the reduction in international travel after September 11th affected duty free and travel retail sales.

GERMANY

Major price increases were successfully implemented in a move to harmonize our prices across Europe, an



BACARDI Mojito

Cin Cin!

ITALIAN

implementation that primarily affected BACARDI rum and MARTINI vermouth. Sales were slightly lower than last year, although both brands performed better than expected. BACARDI Limón grew significantly, with sales 16% ahead of last year. MARTINI D'ORO outperformed all other labels in terms of growth rate, thanks to concentrated advertising support. Although MARTINI Prosecco was challenged by pressure from low priced products, case sales grew by 7% ahead of last year.

Our low proof business had a strong year, with a good performance by both BACARDI BREEZERS and the newly introduced BACARDI RIGO. Sales of BACARDI BREEZERS were 32% ahead of last year, an improvement backed by effective consumer promotions and the particular success of the Orange and Lime cans. BACARDI RIGO, launched early in the fiscal year, experienced outstanding consumer acceptance and was elected the Number One innovation in the spirits sector.

ITALY

BACARDI rum benefited from a focused brand positioning strategy, with a clear effect on brand image and a directly beneficial impact on sales. BACARDI Carta Blanca rum and our dark rum range gained share in a growing market.

Last year's reported growth of sales of MARTINI vermouth continued during this fiscal year, a brand turnaround confirmed by consumer data. Sales were 3% ahead of last year, the result of an effective display program in the modern distribution networks and effective promotional efforts in both the off- and on- premise markets, aimed at sustaining consumption.

The sparkling wine category experienced a market slowdown that increased competitor aggressiveness in terms of pricing and resource allocation. Sales of our sparkling wines reached record market share, excluding the discontinued low margin gift basket business.

Steady momentum in the distribution and on-trade visibility of BACARDI BREEZERS and ERISTOFF ICE has confirmed the potential of the brands.

FRANCE

MARTINI vermouth continued to make good progress in both volume and value share, sustained by the new "Veramente Italiano" campaign and a premium pricing policy which positions MARTINI vermouth closer to light spirits.

While the growth rate of BACARDI rum sales declined due to the reduction of stock importation to



BACARDI 8 Hemingway

Skål!

SWEDISH

TOTAL SALES OF GROUP BRANDS



31,629
30,000
29,461
29,762
28,000
27,960
26,000
26,305
24,000
22,000
20,000
18,000
16,000
14,000
12,000
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001
FISCAL 2002

SALES OF HIGH PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)



20,633
20,235
20,875
20,005
19,887
20,000
18,000
16,000
14,000
12,000
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001
FISCAL 2002

SALES OF MID PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)



22,000
22,072
20,000
18,519
18,000
16,000
15,627
14,000
12,000
10,404
10,000
8,000
7,280
6,000
4,000
2,000
FISCAL 1998
FISCAL 1999
FISCAL 2000
FISCAL 2001
FISCAL 2002

SALES OF LOW PROOF GROUP BRANDS
Thousands of 9 litre cases (Excludes Agency Brands)

the United Kingdom, the brand maintained its market share, with sales 9% ahead of last year.

CHARLES VOLNER performed well in the difficult sparkling wine category, maintaining its leadership position. WILLIAM LAWSON'S Scotch whisky reported excellent results, due mainly to the litre size and to increased promotional activity. Our remaining key brands, DUVAL PASTIS, PEPPERMINT GET, and ERISTOFF vodka, continued their impressive growth trend in both market share and volume.

THE NETHERLANDS

Our business in the Netherlands enjoyed a banner year, with an explosion in sales of BACARDI BREEZERS exceeding expectations, and a good development of both BACARDI Carta Blanca and BACARDI Limón. Other low proof brands, BACARDI Premix cola cans, MARTINI METZ, MARTINI FIERO, and ERISTOFF ICE, developed well, contributing to a successful year.



SAPPHIRE Summer

Prost!

GERMAN

BELGIUM

BACARDI rum continued to progress well in the expanding white spirits market, with solid growth of 7%. MARTINI vermouth developed further this year to gain consumer sales and market share.

Sales of ERISTOFF products surged as a result of both on- and off-trade activity and the exceptional growth of the vodka market. Sales of BACARDI BREEZERS were depressed for the first part of the year, due to the discontinuation of stock importation into the United Kingdom.

PORTUGAL

While a difficult economic situation generally affected the wine and spirits market, our white spirits business, primarily BACARDI rum, ERISTOFF vodka, BOSFORD gin, and BOMBAY gin, benefited from a growing consumption trend in that category.

Sales of BACARDI Carta Blanca rum grew progressively throughout the year, although at a lower rate than in previous years. ERISTOFF vodka benefited from the growing popularity of vodka among entry level consumers.

MARTINI vermouth experienced depressed sales due to the overall decline in the market, while WILLIAM LAWSON'S Scotch whisky was successful in maintaining its position and growing its market share.

Our low proof business was boosted by the solid performance of BACARDI BREEZERS in tourist areas.

GREECE

Sales of DEWAR'S Scotch whisky were stable for the year. A marginal improvement in market share has been confirmed by consumer data.

After several years of decline, BACARDI rum had a good sales performance during the year as a result of effective on-premise brand building programs. MARTINI vermouth continued to develop positively.

Our low proof business in Greece maintained momentum, with BACARDI RIGO and BACARDI BREEZERS performing reasonably well, and posting increases in the tourist market in the islands.

EASTERN EUROPE, MIDDLE EAST AND AFRICA

Our companies in Poland and Hungary posted positive performance trends, particularly with BACARDI rum and MARTINI vermouth. Of note is the success of the recent introduction of BACARDI BREEZERS in Hungary.



BACARDI Piña Colada

Slainthe

GAELIC/SCOTTISH

We have set up our own distribution company in **Russia**, which started operations in March 2002. Our businesses in the **Middle East** and **Africa** continued to prosper. Particularly noteworthy is the sales recovery of DEWAR'S WHITE LABEL Scotch whisky in **Lebanon**.

NORTH AMERICA

UNITED STATES

Fiscal Year 2002 was a record year for our operations in the United States, despite a difficult business environment resulting from the tragic events of September 11th and the subsequent economic downturn, which particularly affected the important New York area markets. Excellent results were achieved by maintaining core volume while increasing prices across the portfolio, introducing BACARDI O and BACARDI SILVER, and growing sales of BOMBAY SAPPHIRE gin.

BACARDI rum enjoyed a strong year with sales growing by 5% to 7.9 million cases. BACARDI Carta Blanca rum, BACARDI Gold, and BACARDI 151 grew by 1% and continued to show progress in the recruitment of entry level consumers.

BACARDI O was successfully introduced. Together with BACARDI Limón, the brands sold over 1.2 million cases in the growing flavored rum category. The brands grew by a combined 33% and command a strong presence in on-premise accounts. CASTILLO rum dominated the value segment, growing by 7% to 1.2 million cases.

Sales of DEWAR'S Scotch whisky, the Number One Scotch whisky in the United States, experienced a softness in volume, due primarily to the economic difficulties in the New York and New Jersey markets. Despite this decline, DEWAR'S Scotch whisky outperformed its competition and grew its market share in the mature Scotch category.

BOMBAY gin achieved an extraordinary rate of growth, with sales reaching 744,000 cases.

BOMBAY SAPPHIRE gin continued to be one of the hottest premium brands in the United States market.

In October 2001, an agreement was reached with Anheuser-Busch, Inc. to manufacture and distribute BACARDI SILVER, a 5% malt beverage made with the flavors of BACARDI rum and citrus, designed to compete in the growing low proof flavored beverage category. The brand was introduced in February, with significant early success. During the February-March 2002 introduction period 2.6 million cases were sold.

During the year, progress was made towards closing category gaps in our portfolio through acquisitions and internal new product development.



LIMÓN Cosmopolitan

Proost!

DUTCH

CANADA

This year was a challenging one for our operations in Canada, primarily due to September 11th, coupled with a sluggish economy. Nevertheless, positive results were achieved through a focus on core brands, particularly BACARDI Carta Blanca, BACARDI Gold, BOMBAY SAPPHIRE gin, and our low proof products. Overall case sales of our group products grew by 7% to reach 2.6 million cases.

BACARDI Carta Blanca recorded modest growth within a flat rum category, while BACARDI Gold and BACARDI Limón outpaced the spirits category with growth of 7% and 8%, respectively.

BOMBAY SAPPHIRE gin is now in its third consecutive year of double-digit growth, ahead of last year by 17%. DEWAR'S Scotch whisky experienced modest growth in consumption this year.

Last year's new low proof entries, REV and the BACARDI BREEZERS flavor extension, Pink Grapefruit, continued to show explosive growth.

RUSSIAN PRINCE vodka gained 2% in case sales ahead of last year in a category that became aggressively more competitive and price driven.

PUERTO RICO

Puerto Rico suffered from the economic downturn in the United States and the decline of tourism precipitated by September 11th.

Additionally, our operations in Puerto Rico focused on realigning their business strategy to achieve compatibility with the growing number of local and international chain stores now dominating the market, as well as with the marketing strategies for the BACARDI rum brand. Strategic changes included a reduction of wholesaler inventory levels for BACARDI rum, as well as an aggressive price increase. While fundamental to establishing a strong basis for long-term progress of our brands, this action had a short-term effect detrimental to volumes.

Sales of BACARDI Carta Blanca rum were 26% lower than last year. The launch of BACARDI O in September 2001 provided the brand with a dominant position for future growth.

On the upside, the market benefited from the strong performance of DEWAR'S WHITE LABEL throughout the Caribbean. DEWAR'S Scotch whisky enjoyed 8%



BACARDI-MARTINI Presidente

¡Salud!

SPANISH

growth, led by the export Caribbean market as the brand has penetrated domestic segments. Capitalising on this growth, DEWAR'S 12 Year Old Scotch whisky was successfully launched mid-year.

DOMINICAN REPUBLIC

Sales of DEWAR'S Scotch whisky reached the highest level ever in the Dominican Republic market, a record achieved in spite of volatile conditions, which included heavy price discounting by competitors and huge tax reform measures that negatively affected many industries, especially the liquor industry. The brand, currently the hottest selling spirit in the Dominican Republic, has grown its market share significantly in a declining category. DEWAR'S 12 Year Old Scotch whisky experienced excellent consumer response, and has performed to target, thanks to aggressive off-premise activity and a new TV campaign.

BACARDI rum had the best year since the company's establishment in the Dominican Republic, doubling case sales since last year as a result of aggressive promotions aimed at the domestic market, rather than the traditional tourist sector.

BAHAMAS

Our plant in Nassau increased bulk rum production 24% ahead of last year to meet the increased demand for BACARDI BREEZERS in Europe, which comprises 41% of our total rum bulk exports.

During the year, we completed the crucial phase of our projected fire protection system, designed to protect our aged rum inventories in all seven of our aging warehouses.

In a domestic market affected by the economic downturn in the United States, our two major brands, BACARDI Carta Blanca rum and BACARDI Gold rum, performed better than expected, although sales of both brands were below those of last year.

MEXICO

During the course of this fiscal year, our new management team in Mexico focused on the execution of a redefined market strategy to revive BACARDI brand health through product improvements, relevant campaigns, and intense marketing efforts. Further, new products focusing on rum, tequila, and low proof categories were being developed to satisfy changing consumer preferences.

A number of brands were re-launched with new presentations, including BACARDI Añejo rum,



Perfect MARTINI Manhattan

Saúde

PORTUGUESE

FISCAL 2002 SALES - TOP 5 MARKETS


7,900
7,000
6,000
5,000
4,000
3,000
2,882
2,000
1,358
1,173
1,078
1,000
0
UNITED STATES
MEXICO
SPAIN
CANADA
UNITED KINGDOM

BACARDI RUM SALES
Thousands of 9 litre cases


2,796
2,500
2,399
2,000
1,500
1,342
1,185
1,000
947
500
0
SPAIN
FRANCE
ITALY
GERMANY
BELGIUM

MARTINI VERMOUTH SALES
Thousands of 9 litre cases


1,390
1,200
1,099
1000
800
600
400
266
252
223
200
0
UNITED STATES
SPAIN
GREECE
VENEZUELA
DOMINICAN REPUBLIC

DEWAR'S SCOTCH WHISKY SALES
Thousands of 9 litre cases



DEWAR'S & Ginger Ale

BACARDI Gold, and BACARDI Solera. Mexico was the first country to launch the new BACARDI Carta Blanca rum bottle and label, an image transformation supported by a new exciting ad campaign and strong promotional activity. In terms of new product introduction, BACARDI 101 was launched to extend our rum portfolio. In addition, CAMINO REAL tequila became a sound option in the mixto-resposado segment, and BACARDI BREEZERS tested successfully in important resort areas.

The spirits market in Mexico experienced a 13% decrease in sales volume, primarily a result of growth in the beer market and in the low proof category. Our brands sustained a 69% share of the rum category while holding a 23% share of the Mexican spirits market. In this context, sales of BACARDI Carta Blanca were 14% ahead of last year, and sales of BACARDI Añejo and BACARDI Solera grew by 4%.

À votre Santé! FRENCH

FISCAL 2002 SALES - TOP 5 MARKETS



7,882
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,608
1,070
950
806
UNITED KINGDOM
NETHERLANDS
AUSTRALIA
GERMANY
BELGIUM

EUROPEAN TYPE LOW PROOF SALES
Thousands of 9 litre cases



744
700
600
500
400
300
200
100
0
136
94
69
32
UNITED STATES
SPAIN
UNITED KINGDOM
CANADA
JAPAN

BOMBAY GIN SALES
Thousands of 9 litre cases

VIEJO VERGEL brandy and WILLIAM LAWSON'S Scotch whisky both increased market share, with sales growth of 22% and 10%, respectively.

Intense government negotiations resulted in an ad valorem excise tax being reduced from 60% as originally approved, to 50%. Finally, during this year we successfully resolved a legal claim related to increases in excise taxes imposed and paid in 1998 and 1999. In the settlement, as ordered by the Court, Bacardi y Compañía received U.S. $155 million net after tax withheld.

CENTRAL/SOUTH AMERICA

VENEZUELA

The political and economic environment continued to deteriorate throughout the year, culminating in a 30% devaluation of the local currency in February 2002. Our immediate exposure to this devaluation was negligible, thanks to our policy of maintaining several months of pre-paid landed inventory of DEWAR'S Scotch whisky.

Local consumption of DEWAR'S WHITE LABEL Scotch whisky grew by 11%, maintaining its share of the total Scotch market despite the continued strong growth of low-priced brands, which now account for 60% of the market. In the premium standard Scotch segment, we maintained our volume, market share (50%), and image leadership while commanding a price premium ahead of our nearest competitor.

We also launched WILLIAM LAWSON'S Scotch whisky to compete



SAPPHIRE Sling

Na zdorovie

RUSSIAN

at the high end of the large and growing value segment. Initial results indicate meaningful sales potential for the brand.

BACARDI Limón rum maintained its position as the leading imported white spirit in the market.

Despite a promising start to the year, the effects of the Argentinean economic crisis, a severe domestic energy crisis, and the results of government monetary and fiscal policies designed to control inflation by depressing consumer demand, combined to ensure a difficult macro-economic environment in which to operate.

However, our ability to implement strong and effective sales, advertising, and promotional activity, as well as several new product development initiatives, enabled us to grow total company volumes by 14%. Contributing to this performance were 24% growth for BACARDI rum, 78% growth for BACARDI Limón in particular, the reversal of MARTINI vermouth's decline of previous years with a performance 16% ahead of last year, and a good performance from our other lines, such as vodka, which grew by 52%.

We launched two entries in the low proof ready-to-drink segment, including BACARDI BREEZERS and BUDWEISER beer, for which we obtained the exclusive distribution rights. Additional new product development projects were started during the year in anticipation of a launch in the upcoming fiscal year.

With this year's performance, we are starting to see a positive effect resulting from the company's new organizational structure, commercial policy, and distribution model, implemented last year to combat declining conditions.

OTHER LATIN AMERICAN MARKETS

With the exception of Ecuador, which enjoyed significant growth after successfully converting to a U.S. dollar-based economy, the markets in northern South America had a weak year, with flat BACARDI rum sales. Despite this, our brand maintained its leadership position as the Number One imported white spirit and continued to enjoy excellent brand image within its target consumer group. This has permitted us to significantly increase profitability versus the prior year.

In **Ecuador**, our joint venture company, Industria Licorera Iberoamerican ILSA S.A., performed very well, growing total volumes by 32% ahead of last year. CASTILLO rum maintained a strong leadership position.

The meltdown in the **Argentinean** economy in December and January impacted the long-term health of our business in this market. We were protected to some degree by receipt of the dividend from Cepas Argentinas S.A.



DEWAR'S 12 on the Rocks

Kanpai

JAPANESE

in advance of the severe devaluation of the Argentinean Peso, and by the accumulation of BACARDI rum stock in anticipation of a packaging change. Thus, BACARDI rum shipments to Argentina were in line with expectations. BACARDI rum received the "Best Brand Award" from the leading local drinks magazine on the strength of our marketing, promotions, on-premise execution, and product quality.

Uruguay was greatly affected by the Argentinean crisis, with total company volumes falling, although brand health and market share grew for all key brands. In **Chile**, the strong growth of previous years for BACARDI rum continued, which enabled us to record a 7% volume increase in the Southern Cone, despite the area's economic difficulties.

Sales of BACARDI rum grew in **Nicaragua** and in **El Salvador**. In **Honduras**, our largest BACARDI rum market in Central America, case sales reached last year's volumes, consolidating our leadership position despite a host of new competing entries. Although we suffered a decline in **Guatemala** due to a new excise tax, in **Costa Rica** we began to see a turnaround for BACARDI rum sales. In **Panama** we continued to hold a solid position, with BACARDI Carta Blanca consumption growing.

ASIA PACIFIC

AUSTRALIA

Following the acquisition of our distribution company last year, we focused on improving the operational efficiency of the organization, and fully integrating it within the Bacardi group.

BACARDI BREEZERS had a successful year, with three new flavor introductions readily accepted by the trade. Local consumption increased by 10% ahead of last year, a result of an excellent distribution and a high visibility drive, particularly in the off-premise market. Competitive pressure in the low proof category intensified, however, posing a significant challenge for the future.

Our priority spirits brands, BOMBAY SAPPHIRE gin and BACARDI Carta Blanca, performed in line with expectations. Sales of BACARDI Carta Blanca indicated a progression for growth potential.

JAPAN

Low consumer confidence, and a corresponding significant reduction in the premium on-premise market, resulted in a particularly difficult environment for premium imported spirits. BOMBAY SAPPHIRE gin and BACARDI Carta Blanca both suffered in this context, although the brands continued to outperform their competitive set.

BACARDI BREEZERS was launched nationally in September 2001 with modest success, supporting the view that our greatest short-term



BACARDI Daiquirí

乾盃

CHINESE

potential for a break-through in Japan is in the low proof category. We continued to review all available options in an effort to accelerate the increase in distribution and visibility for the brand.



Our operations in India successfully integrated the acquisition of Whyte & Mackay (India) Limited and re-launched WHYTEHALL Classic Deluxe whisky, the key brand in this portfolio. This acquisition was instrumental in more than doubling total group sales in the market, with a portfolio that provides us with critical mass to create a profitable platform for the future.

The difficult economic and political environment, combined with significant increases in excise duties over recent years, placed considerable pressure on the premium spirits category. Sales of BACARDI Carta Blanca declined in this context.



During the second quarter of the fiscal year, we inaugurated our new production facility in Shanghai. We are now in the process of finalizing plans to re-launch our low proof product, BACARDI JAZZ, and to introduce BACARDI BREEZERS nationally.

These initiatives in our low proof business have been complemented by the successful integration of our high proof portfolio into our wholly owned distribution company, Shanghai Dragon Bat Wines and Spirits Ltd.

Negotiations with William Grants were successfully completed to enable us to represent their portfolio, with a focus on GLENFIDDICH as a credible alternative in the premium whisky category.

OTHER ASIA PACIFIC MARKETS

Our business in **Thailand** continued to grow well beyond initial expectations, fuelled by the success of BACARDI BREEZERS, which was launched in test markets in Bangkok last year.

In **Malaysia**, our business continued to perform strongly, with BÉNÉDICTINE liqueur, BACARDI Carta Blanca, and DEWAR'S 12 Year Old achieving sales ahead of last year.

MARTINI Orange Delight


MARTINI & ROSSI
MARTINI
ROSSO
MARTINI
FONDATA A TORINO
1863
VERMOUTH
MARTINI
ROSSO


MARTINI
ROSSO

Launched in 1997, the new MARTINI vermouth pack **evolution** is designed to **emphasize** the key elements that are unique to MARTINI by simplifying and **modernizing** their presentation. The new brand identity carefully retains the **balance** of elements that over the years have **enriched** the personality of this world-famous name. The latest evolution of the MARTINI label is a **celebration** of the next century of its history.


MARTINI
ROSSO







Country: Egypt
City: Alexandria
Exposition: Agrarian, Artistic and Industrial Exposition
Date: October 1, 1870
Award: Gold Medal Diploma


EXPOSITION UNIVERSELLE D'ANVERS
1885
DIPLÔME



Country: Belgium
City: Antwerp
Exposition: Exposition Universelle
Date: September 14, 1885
Award: Gold Medal Diploma




WELTAUSSTELLUNG 1873 IN WIEN.
DIE INTERNATIONALE JURY
MARTINI, SOLA E COMP.
VERDIENST-MEDAILLE

Country: Austria
City: Vienna
Exposition: Weltausstellung 1873 in Wien
Date: August 18, 1873
Award: Gold Medal Diploma




INTERNATIONAL EXHIBITION
1876
MARTINI SOLA & CO.
VERMOUTH
UNITED STATES CENTENNIAL COMMISSION

Country: United States of America
City: Philadelphia
Exposition: International Exposition
Date: September 27, 1876
Award: Gold Medal


ESPOSIZIONE NAZIONALE DEL 1881
IN MILANO
IL CONSIGLIO DEI GIURATI
LA MEDAGLIA D'ORO
MARTINI & ROSSI · TORINO.

Country: Italy
City: Milan
Exposition: Esposizione Nazionale
Date: October 3, 1881
Award: Gold Medal Diploma


SOCIÉTÉ PHILOMATHIQUE DE BORDEAUX
LE JURY DES RÉCOMPENSES
UN DIPLÔME DE MÉDAILLE D'OR



Country: France
City: Bordeaux
Exposition: Exposition Universelle des Vins
Date: 1882
Award: Gold Medal Diploma







Royal warrant dated February 5, 1872 authorizing the use of the Portuguese Coat of Arms on the labels of MARTINI.



P.I. *License N.* 1

IL MINISTRO PER L'AGRICOLTURA E FORESTE

DI CONCERTO CON

IL MINISTRO PER L'INDUSTRIA E COMMERCIO

E CON

IL MINISTRO PER LE FINANZE

Visto il D. L. 11 gennaio 1956, n. 3, convertito, con modificazioni, nella legge 16 marzo 1956, n. 103, concernente l'aumento del prezzo dei contrassegni di Stato per i recipienti contenenti prodotti alcoolici e la disciplina della produzione e del commercio del vermut e degli altri vini aromatizzati;

Visto il D. M. 1° luglio 1957, con il quale vengono stabilite le norme per la concessione delle licenze di produzione e di imbottigliamento del vermut e degli altri vini aromatizzati e per la vigilanza sulla preparazione e sul commercio dei detti prodotti;

Vista la domanda in data 17 luglio 1957 con la quale la Ditta Martini e Rossi S.p.A. chiede la concessione della licenza di produzione e imbottigliamento a scopo di vendita del vermut e degli altri vini aromatizzati;

Vista la documentazione richiesta dall'art. 2 del D. M. 1° luglio 1957, nonchè la ricevuta di versamento della tassa sulle concessioni governative per l'importo di L. 150.000.=;

DECRETA

È concessa alla Ditta Martini e Rossi S.p.A. con sede in Torino via Corso Vitt. Emanuele 42 e stabilimento in Chieri fraz. Pessione la licenza di produzione e imbottigliamento a scopo di vendita del vermut e degli altri vini aromatizzati, per la potenzialità annua di ottolitri superiore a 5.000.- (cinquemila) ottolitri.

26 Novembre 1958

Il Ministro per l'Industria e Commercio F.to Gatto

Il Ministro per l'Agricoltura e Foreste F.to Ferrari Aggradi

Il Ministro per le Finanze F.to Preti

Visto per copia conforme all'originale.

Il Direttore di Divisione

N. B. — Il presente decreto non ha effetto, per gli anni successivi, qualora non sia stato effettuato il pagamento della tassa annuale sulle concessioni governative, nei termini e con le modalità previsti.

On November 26, 1958, the Italian Ministry of Agriculture and Forestry, alongside the Italian Ministry of Industry and Commerce and the Italian Ministry of Finance, confer upon Martini & Rossi the Number One license to produce and bottle with the intent to sell vermouth.



S. M. IL RE VITTORIO EMANUELE II.

Certificate signed on April 16, 1868 by His Majesty, the King Vittorio Emanuele II authorizing the use of the House of Savoy Coat of Arms on the labels of MARTINI.


MARTINI
FONDATA A TORINO
1863
VERMOUTH
MARTINI
ROSSO
Prodotto secondo la tradizionale ricetta della Casa Martini & Rossi, Torino
MARTINI & ROSSI
15% vol
e 75cl



Country: Italy
City: Rome
Exposition: Circolo Enofilo Italiano
Date: 1911
Award: Gold Medal Diploma




EXPOSITION·UNIVERSELLE·DE·LYON
·1872·
LE·JURY·INTERNATIONAL
DÉCERNE
UNE MÉDAILLE D'ARGENT.



Country: Ireland
City: Dublin
Exposition: Arts and Manufacture Exposition
Date: 1865
Award: Gold Medal



Country: France
City: Lyon
Exposition: Exposition Universelle
Date: November 3, 1872
Award: Silver Medal Diploma


MARTINI
ROSSO
MARTINI
FONDATA A TORINO
1863
VERMOUTH
MARTINI
ROSSO
Prodotto secondo la tradizionale ricetta
della Casa Martini & Rossi, Torino
MARTINI & ROSSI
15% vol
e 75cl
MARTINI
ROSSO
MARTINI
LICENZA N° 1

BASIS OF PREPARATION

The following financial review compares, on an actual and constant dollar basis, the results of the Company for the fiscal year ended March 31, 2002 with the results for the fiscal year ended March 31, 2001.

The constant dollar results of the fiscal year ended March 31, 2002 have been translated using the same average exchange rates as those that were used in the translation of the results for the fiscal year ended March 31, 2001. The use of the constant dollar basis eliminates the effect of exchange rate fluctuations on the comparison between fiscal years.

Two major special items have significantly impacted the consolidated net earnings for fiscal year 2002. On the positive side, the Company received a settlement of $155 million (net after tax withheld) awarded from a claim with the Supreme Court in Mexico related to increases in excise taxes imposed and paid in 1998 and 1999. The effect on consolidated net earnings for 2002 was $119 million net of all related expenses. On the negative side, the Company wrote down its investments in Cepas Argentinas S.A. by a total of $35 million reflecting the massive devaluation of the Argentine Peso and the immediate prospects for this investment.

FISCAL YEAR 2002 - SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2001	Actual Fiscal March 31, 2002	Actual Adjusted For Special Items Fiscal March 31, 2002	Constant Dollar Adjusted For Special Items Fiscal March 31, 2002
Sales	2,692,862	2,861,097	2,751,989	**2,804,911**
Gross Profit	1,710,569	1,898,552	1,789,444	**1,829,995**
Selling, General and Administrative Expenses	1,087,884	1,164,282	1,133,270	**1,158,326**
Earnings from Operations	622,685	734,270	656,174	**671,669**
Other Expenses	224,179	130,661	220,336	**224,426**
Net Earnings	340,491	444,175	359,806	**371,891**

All further analysis and commentary on the consolidated statement of earnings in this annual report are presented after the exclusion of the Mexico excise tax settlement and the write down of the investment in Argentina.

OPERATING RESULTS

Bacardi Limited had an outstanding year and achieved record sales, earnings from operations, and net earnings in spite of the effect of the tragic events of September 11, 2001 and economic uncertainties in many parts of the world. Earnings from operations increased by $49 million, or 8%, over the prior year, on a constant dollar basis. The Company generated net earnings of $360 million in Fiscal Year 2002 which is $31 million higher than the prior year on a constant dollar basis.


3,500
3,000
2,500
2,000
1,500
1,000
0
2,795
2,693
2,752
2,805
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL EXCLUDING SPECIAL ITEMS
FISCAL 2002 CONSTANT DOLLAR EXCLUDING SPECIAL ITEMS

SALES
(Expressed in Millions of U.S. Dollars)


65.0%
63.0%
61.0%
59.0%
57.0%
55.0%
0
61.1%
63.5%
65.0%
65.2%
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL EXCLUDING SPECIAL ITEMS
FISCAL 2002 CONSTANT DOLLAR EXCLUDING SPECIAL ITEMS

GROSS PROFIT PERCENTAGE

SALES

Record high sales of $2.8 billion were reached in Fiscal Year 2002. On a constant dollar basis, this represents an increase of $112 million, or 4%, on last year's performance. This increase was mainly due to the excellent performance of our core brands and continuing growth in our local and regional brands worldwide.

Sales of high proof products increased by $104 million compared to last year, on a constant dollar basis. Our premium brands generated strong growth in sales, particularly BACARDI rum in the United States, Mexico, Spain, Canada, and the United Kingdom. BOMBAY gin continued to grow in the United States and Europe. The events of September 11th affected DEWAR'S sales in the United States while the brand performed well in other key markets such as Spain and the Dominican Republic.

Sales of total mid proof products during the Fiscal Year 2002 were $593 million, $15 million above last year on a constant dollar basis, primarily represented by increased sales of MARTINI vermouth in Europe.

Sales of low proof products grew this year to $407 million, an increase of $20 million over last year, on a constant dollar basis. This increase is attributed mainly to the continuing development of BACARDI BREEZERS in Europe with the major growth coming from the Benelux market and introduction of the brand in Italy. In the United Kingdom, sales of BACARDI BREEZERS were 4% below last year as a result of aggressive competitive price promotional activity in the marketplace.

GROSS PROFIT

Total gross profit for Fiscal Year 2002 was $1.8 billion, or $119 million above the previous year in constant dollar terms. Gross profit as a percentage of sales increased from 63.5% last year to 65% for this fiscal year. The improvement in gross profit was a factor of improved sales of higher margin core brands and the reduction of lower-margin agency brand sales in Europe and Puerto Rico.


700
600
500
400
300
200
100
543
623
656
672
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL EXCLUDING SPECIAL ITEMS
FISCAL 2002 CONSTANT DOLLAR EXCLUDING SPECIAL ITEMS

EARNINGS FROM OPERATIONS
(Expressed in Millions of U.S. Dollars)


400
350
300
250
200
150
100
156
340
360
372
FISCAL 2000 ACTUAL
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL EXCLUDING SPECIAL ITEMS
FISCAL 2002 CONSTANT DOLLAR EXCLUDING SPECIAL ITEMS

NET EARNINGS
(Expressed in Millions of U.S. Dollars)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses as a percentage of sales were in line with last year at 41% on a constant dollar basis. Advertising and promotion expenses increased by $34 million on a constant dollar basis, reflecting a continued additional investment to support sales growth in our core brands. On a constant dollar basis, other operating expenses were in line with last year.

OTHER EXPENSES

Other expenses include net interest expense, income tax provision, and the amortization of intangible assets. Strong operating cash flows and improved utilization of cash balances facilitated a substantial repayment of debt during the fiscal year, resulting in interest expense that was $26 million lower than in the previous fiscal year. The prior year includes income of $21 million from the sale of the non-core distribution rights in Puerto Rico and of the regional brands in France, with no corresponding amount in the current fiscal year.

FINANCIAL CONDITION

The Company maintained its strong cash position, with operating cash flow from business operations (EBITDA) in Fiscal Year 2002 of $712 million, which was greater by $73 million, or 11%, than last year on a constant dollar basis. Operating cash flow as a percentage of net sales on a constant dollar basis remained strong at 27%. This strong operating cash flow and cash surplus realized during this year, enabled the Company to reduce its outstanding debt. The Multicurrency Credit Agreement was reduced during the fiscal year by repayments totaling $140 million. Considering this and other debt repayments, net debt was reduced to $1.5 billion at March 31, 2002.

Management's Report to the Shareholders of Bacardi Limited

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in Bermuda and Canada and, where appropriate, include amounts based on management's judgement and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company believes it maintains an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal audit staff and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.

Ruben Rodriguez
Chairman and Chief Executive Officer

Ralph Morera
Vice President Finance and Chief Financial Officer

Hamilton, Bermuda
May 16, 2002

Auditors' Report to the Shareholders of Bacardi Limited

We have audited the consolidated balance sheet of Bacardi Limited as at March 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and the results of its operations and the changes in its cash flows for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.



Chartered Accountants
Hamilton, Bermuda
May 10, 2002

Consolidated Statement of Earnings *(See Supplemental Schedule)*

For the Year Ended March 31, 2002
(Expressed in Thousands of U.S. Dollars)

	March 31, 2002 $	March 31, 2001 $
SALES *(including excise tax refund of $109,108 in 2002, Note 1)*	2,861,097	2,692,862
COST OF SALES	962,545	982,293
GROSS PROFIT	1,898,552	1,710,569
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,164,282	1,087,884
EARNINGS FROM OPERATIONS	734,270	622,685
OTHER INCOME (EXPENSES)		
Interest income *(including interest on excise tax refund of $127,869 in 2002, Note 1)*	132,368	8,850
Interest expense	(128,800)	(154,557)
Amortization expense *(Note 7)*	(103,640)	(105,006)
Miscellaneous (expense) income - net *(Note 1)*	(30,589)	26,534
	(130,661)	(224,179)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	603,609	398,506
PROVISION FOR INCOME TAXES *(Notes 1 & 16)*	153,878	53,640
EARNINGS BEFORE MINORITY INTEREST	449,731	344,866
MINORITY INTEREST	5,556	4,375
NET EARNINGS	444,175	340,491

Consolidated Statement of Retained Earnings

For the Year Ended March 31, 2002
(Expressed in Thousands of U.S. Dollars)

	March 31, 2002 $	March 31, 2001 $
RETAINED EARNINGS - BEGINNING OF YEAR	1,475,896	1,261,071
NET EARNINGS	444,175	340,491
LONG-TERM INCENTIVE PLAN REDEMPTIONS *(Note 11)*	(55,821)	(109)
DIVIDENDS PAID *(Note 15)*	(183,710)	(125,557)
RETAINED EARNINGS - END OF YEAR	1,680,540	1,475,896

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

As at March 31, 2002

(Expressed in Thousands of U.S. Dollars)

	March 31, 2002 $	March 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	160,715	96,949
Accounts receivable	603,661	514,723
Inventories *(Note 4)*	588,428	548,443
Other current assets	86,431	78,399
	1,439,235	1,238,514
LONG-TERM INVESTMENTS AND ADVANCES *(Notes 1 & 5)*	112,230	135,081
PROPERTY, PLANT AND EQUIPMENT *(Note 6)*	407,385	407,090
INTANGIBLE ASSETS *(Note 7)*	2,429,482	2,531,548
	4,388,332	4,312,233
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	187,343	192,524
Accounts payable and accrued liabilities	474,529	445,419
Taxes payable	131,337	89,693
Current portion of long-term debt *(Note 8)*	496,790	127,043
	1,289,999	854,679
LONG-TERM DEBT *(Note 8)*	969,130	1,526,515
MINORITY INTEREST *(Note 9)*	162,173	160,043
OTHER LIABILITIES *(Notes 10 & 16)*	170,937	179,224
	2,592,239	2,720,461
SHAREHOLDERS' EQUITY		
CAPITAL STOCK *(Note 14)*	33,089	33,089
SHARE PREMIUM *(Note 14)*	291,447	291,447
RETAINED EARNINGS *(Note 15)*	1,680,540	1,475,896
CUMULATIVE TRANSLATION ADJUSTMENT	(208,983)	(208,660)
	1,796,093	1,591,772
	4,388,332	4,312,233

Signed on Behalf of the Board

Ruben Rodriguez, Chairman of the Board

Jay H. McDowell, Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended March 31, 2002
(Expressed in Thousands of U.S. Dollars)

	March 31, 2002 $	March 31, 2001 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash provided from operations *(Note 3)*	551,165	416,971
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(54,186)	(54,643)
Proceeds on disposition of property, plant and equipment	1,788	33,518
Purchase of long-term investments	(5,673)	(6,426)
Proceeds on disposition of long-term investments	6,147	21,804
Change in other assets	(1,574)	(1,578)
Change in advances	(67)	6,032
Cash used in investing activities	(53,565)	(1,293)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Short/long-term debt		
Repayment of Multicurrency Credit Agreement	(140,000)	(240,000)
Other Borrowings	1,862	52,976
Other Repayments	(52,941)	(74,243)
Dividends paid to minority interest	(3,378)	(3,630)
Proceeds from issuance of Long-Term Incentive Plan shares	57,475	1,229
Redemption of Long-Term Incentive Plan shares	(113,296)	(1,338)
Cash used in financing activities	(250,278)	(265,006)
DIVIDENDS PAID		
Common shares	(169,719)	(117,533)
Preferred shares of subsidiary	(686)	(476)
BMRH Founders' common shares	(10,838)	(7,506)
Long-Term Incentive Plan shares	(2,467)	(42)
Total dividends paid	(183,710)	(125,557)
CHANGE IN CASH AND EQUIVALENTS	63,612	25,115
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	154	(3,052)
CASH AND EQUIVALENTS - BEGINNING OF YEAR	96,949	74,886
CASH AND EQUIVALENTS - END OF YEAR	160,715	96,949

The accompanying notes are an integral part of these consolidated financial statements.

1. SPECIAL ITEMS

During fiscal year 2002, the Company received $155 million, net after tax witheld, from the settlement of a claim with the Supreme Court in Mexico related to increases in excise taxes imposed and paid in 1998 and 1999. The net effect on the results of operations for the year ended March 31, 2002, was an increase in net earnings of $119.4 million (see Supplemental Schedule).

Beginning in the third quarter of fiscal year 2002, Argentina entered a state of economic and political crisis resulting in a significant devaluation of the Argentine peso. As a result of the devaluation and the adverse business environment in Argentina, the Company wrote down its investment in Cepas Argentinas S.A. by $35 million (Note 5, see Supplemental Schedule) which is included in miscellaneous (expense) income, net.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of financial statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Bermuda and Canada. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses during the reporting period.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign currencies

i) Translation of financial statements

The financial statements of subsidiary companies denominated in foreign currencies have been translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates for the period. Translation gains and losses of these financial statements are deferred as a separate component of shareholders' equity and are included in net earnings only when there is a realized reduction in the net investment.

ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies, excluding those transactions that have been accounted for as hedges, are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies, are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net earnings. Transactions in foreign currencies that have been accounted for as hedges are translated at rates which approximate the rates of exchange of the hedge contracts.

(d) Cash and equivalents

Cash and equivalents include cash and short term deposits with a maturity of less than three months.

2. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

(e) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method, except for certain inventories of Bacardi Corporation, Bacardi U.S.A., Inc. and Grupo Industrial Bacardi de Mexico, SA de CV, which are determined using the last-in, first-out ("LIFO") method. If these inventories had been determined using the FIFO method rather than the LIFO method, total inventories at March 31, 2002 would have been $24.9 million (2001 - $22.6 million) higher than reported.

In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

(f) Investments

The equity method of accounting is used for investments in 20 to 50 percent owned companies where the Company has the ability to exercise significant influence. Other investments are carried at cost.

(g) Intangible assets

Intangible assets include purchased goodwill, trademarks and other intangible assets which in total represent the excess of the purchase price over the fair value of net tangible assets acquired. Intangible assets have been amortized on a straight-line basis, over 25 to 40 years. Commencing in fiscal year 2003 under recently issued Canadian generally accepted accounting principles, the Company will no longer amortize these intangible assets. On an ongoing basis, management reviews the carrying value of these intangible assets, taking into consideration any events and circumstances that may have impaired the carrying value. The amount of impairment, if any, is based upon estimates of future profitability and written off against earnings for the period.

(h) Minority interest

Minority interest includes preferred shares of a subsidiary company, issued as consideration on acquisition of the Martini & Rossi group. Distributions on these preferred shares are accrued and expensed at the relevant coupon rate.

(i) Sales

Revenues are recognized upon passage of title, which occurs when the product is delivered to the point of shipment or to the customer. Sales in fiscal year 2002 are presented net of excise taxes of $711.8 million (2001 - $782.9 million) and discounts of $658.6 million (2001 - $649.6 million).

(j) Depreciation and amortization

i) Property, plant and equipment is carried at cost and is being depreciated on a straight-line basis over its estimated useful life, except for land which is not depreciated. Major replacements and improvements are capitalized. Repairs and maintenance are expensed. The annual depreciation rates are:

Buildings	2-11%
Machinery and equipment	4-33%
Furniture and fixtures	7-33%

ii) Leasehold improvements are amortized on a straight-line basis over the lease period.

2. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

(k) Employee benefit plans

The Company has a number of different pension and other retirement plans which are designed and managed according to the rules of various countries in which it operates. The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets will fluctuate as a result of changes in assumptions or experience gains and losses and for plan amendments that are typically amortized over the expected average remaining service life of the employees. For some plans, only the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

(l) Interest rate swaps

The Company enters into interest rate swap contracts to manage the cost of its long term debt financing. Interest rate swap contracts are used for hedging purposes. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed notional principal amount. The differential between floating and fixed rates on open swap contracts is recognized as interest income or expense as incurred. Gains and losses on early termination of swap contracts due to refinancing are included in the carrying amount of the refinanced debt and amortized as a yield adjustment over the remaining terms of the original swaps. Gains and losses arising on early termination of swap contracts due to repayment of the underlying debt are expensed as incurred. The Company carries at market value the portion of the interest rate swap which exceeds the minimum projected debt and resulting gains or losses are included in net earnings.

(m) Foreign currency forward contracts, currency swaps and currency options

The Company enters into foreign currency forward contracts, currency swaps and currency options to hedge its exposures to adverse impacts of foreign currency fluctuations. All foreign currency forward contracts, currency swaps and currency options that have not matured relating to the underlying operating transactions that have occurred prior to year-end are marked to market and the related unrealized gains and losses included in net earnings. Those relating to underlying operating transactions in future periods are not recognized in these financial statements. Realized gains and losses are accounted for on the trade-date and are included in net earnings. Premiums on foreign currency options are recorded so as to match the timing of the recognition of the item being hedged.

(n) Long-Term Incentive Plan

The Company, through a wholly owned subsidiary, Bacardi Benefit Company Limited, has a stock-based compensation plan, which is described in Note 11. Compensation expense is recognized in net earnings over the vesting period, to the extent that the exercise price of the stock options granted is less than the formula-calculated value of Bacardi Benefit Company Limited stock at the time of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If the stock is repurchased from employees, the excess of the consideration paid over the carrying amount of the stock cancelled is charged to retained earnings.

2. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

(o) Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which are under dispute in one or more jurisdictions. It is the Company's policy to make an adequate provision for such taxes, including an adequate provision based on the Company's determination of the expected settlement for tax assessments under dispute, so that the ultimate resolution of any outstanding tax assessments is not expected to have a material affect on the Company's financial position or results of operations.

(p) Reclassifications

Certain amounts from 2001 have been reclassified to conform to the 2002 presentation.

3. STATEMENT OF CASH FLOWS

Cash provided from operations is comprised as follows:

(Thousands of U.S. Dollars)	2002 $	2001 $
Earnings before minority interest	449,731	344,866
Items not affecting cash		
Future income taxes	(5,228)	(13,867)
Equity earnings net of dividends	(6,889)	(1,518)
Gain on sale of assets	(5,737)	(37,377)
Depreciation	50,656	42,291
Amortization	103,640	105,006
Write down of long-term investments	35,000	0
Net change in items related to operations		
Accounts receivable	(85,145)	50,371
Inventories	(44,519)	(8,784)
Accounts payable and accrued liabilities	29,352	(55,389)
Taxes payable	31,116	(3,409)
Pension liabilities	8,891	5,699
Other current assets	(9,514)	(1,947)
Other liabilities	(189)	(8,971)
Cash provided from operations	551,165	416,971

4. INVENTORIES

Inventories comprise:

(Thousands of U.S. Dollars)	2002 $	2001 $
Raw materials and supplies	122,397	121,935
Work-in-progress	158,628	172,086
Finished goods	122,289	72,467
Aging product	185,114	181,955
	588,428	548,443

5. LONG-TERM INVESTMENTS AND ADVANCES

Long-term investments and advances comprise:

(Thousands of U.S. Dollars)	2002 $	2001 $
Investments at equity	55,669	42,949
Investments at cost:		
Cepas Argentinas S.A. *(Note 1)*	22,500	57,500
Sogrape Vinhos SGPS	8,595	8,701
Other	14,036	14,568
	45,131	80,769
Advances	11,430	11,363
	112,230	135,081

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise:

(Thousands of U.S. Dollars)	Cost $	Accumulated Depreciation & Amortization $	2002 Net $	2001 Net $
Land	17,588	0	17,588	17,572
Buildings	246,694	(120,492)	126,202	128,942
Machinery, equipment, furniture and fixtures	478,983	(296,644)	182,339	172,029
Leasehold improvements and other	126,040	(44,784)	81,256	88,547
	869,305	(461,920)	407,385	407,090

7. INTANGIBLE ASSETS

Intangible assets comprise:

(Thousands of U.S. Dollars)	Cost $	Accumulated Amortization $	2002 Net $	2001 Net $
Goodwill - Martini & Rossi group	1,297,289	(488,515)	808,774	860,666
Trademarks and other intangible assets - DEWAR'S & BOMBAY brands	1,795,685	(178,794)	1,616,891	1,664,450
	3,092,974	(667,309)	2,425,665	2,525,116
Other assets - net			3,817	6,432
			2,429,482	2,531,548

Goodwill of $1,297.3 million arose as a result of the acquisition of the Martini & Rossi group in 1992 and 1993. This goodwill is being amortized on a straight-line basis over 25 years. Amortization expense for the year ended March 31, 2002 totals $51.9 million (2001 - $51.9 million).

Trademarks and other intangible assets totalling $1,795.7 million were purchased as part of the acquisition of the DEWAR'S and BOMBAY brands in fiscal year 1999. The trademarks and other intangible assets are being amortized on a straight-line basis over 40 years. Amortization expense for the year ended March 31, 2002 totals $47.5 million (2001 - $46.7 million).

8. LONG-TERM DEBT

Long-term debt comprises:

(Thousands of U.S. Dollars)	2002 $	2001 $
Multicurrency Credit Agreement (a)	435,000	575,000
Private Placement Notes (b)	585,000	710,000
Eurobond Notes (c)	250,000	250,000
Other (f)	195,920	118,558
	1,465,920	1,653,558
Less: Current portion	496,790	127,043
	969,130	1,526,515

The Company intends to enter into a new financing facility during fiscal year 2003 which will give it the ability to refinance substantially all of its long-term debt maturing through 2006. The terms of this new credit facility, as they relate to covenants, are expected to be similar to those for the debt currently in place.

(a) The Company entered into a Multicurrency Credit Agreement (the "Credit Agreement") with a group of international banks to finance the acquisition of the DEWAR'S and BOMBAY brands. The debt under this Credit Agreement is denominated in U.S. dollars and matures on March 31, 2003 and accordingly has been classified as current. During fiscal year 2002, the Company has made repayments of $140 million (2001 - $240 million).

8. *LONG-TERM DEBT (Continued)*

The Credit Agreement bears interest at three-month Offshore LIBOR plus a 0.375% margin. As a result of the outstanding interest rate swap contracts described in part (d) below, at March 31, 2002 the effective interest rate was 6.49%.

The Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the Credit Agreement places certain restrictions on the pledging of assets by the Company and its subsidiaries. The outstanding balances under the Credit Agreement may be repaid, in whole or in part without premium or penalty, on the last day of each interest period. It is the Company's intention to continue to pay down the Credit Agreement.

(b) The Private Placement Notes ("the Notes") consist of $585 million in principal amount of Senior Notes held by insurance companies which had an outstanding balance of i) $335 million and ii) $250 million.

i) As part of the refinancing of the purchase of the Martini & Rossi group, the Company issued Notes in the amount of $460 million of which $125 million was repaid in August 2001 leaving an outstanding balance of $335 million. The repayment was partially refinanced with bank borrowings of $77.8 million included in (f) below. The Notes bear interest at an average rate of 6.95% and mature between fiscal years 2004 and 2006.

The Company entered into a swap agreement, whereby $100 million of the Notes were swapped for pounds Sterling 66.3 million, of which $73 million remains outstanding as at March 31, 2002. The swap agreement, which is for the duration of the debt, also swaps the dollar denominated interest for pounds Sterling interest.

The Company paid an upfront rate adjustment fee of $9 million for modifying the financial covenants on the original $460 million Notes, which has been deferred and amortized over the remaining period to maturity.

As a result of the Sterling swap agreement and the upfront rate adjustment fee, the average effective interest rate on the Notes is 6.98%.

ii) The $250 million Notes bear interest of 6.83% and mature in September 2008. As a result of unwinding interest rate swap contracts, as described in part (d) below, the effective interest on the Notes is 7.85%.

Under the terms of the Notes, the Company is required to maintain certain financial covenants related to the levels of interest coverage, net debt and net worth. In addition, the Notes place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries.

(c) The Eurobond Notes bear interest of 6.375% and mature in August 2003. As a result of unwinding interest rate swap contracts, as described in part (d) below, the effective interest on the Eurobond Notes is 7.67%.

(d) Concurrent with the draw down of the Credit Agreement, the Company entered into interest rate swap contracts with a variety of notional amounts, interest rates and maturities in order to exchange the three-month floating Offshore LIBOR interest rate in the Credit Agreement to fixed

8. *LONG-TERM DEBT (Continued)*

interest rates. Due to the refinancing of the Credit Agreement certain of the interest rate swap contracts were unwound at a cost of $41.6 million which is being accounted for as an interest rate adjustment to the refinanced debt over the remaining term of the unwound swaps.

(e) The expense associated with unwinding the interest rate swaps related to the debt repaid and marking to market swaps which exceeds the minimum projected debt totals $9.9 million (2001 - $2.2 million), which is included in net earnings. The details of the outstanding interest rate swap contracts as at March 31, 2002 are as follows:

(Thousands of U.S. Dollars)	Notional Amount $	Period from June 1998	Fixed Rate
	60,000	5 years	6.110%
	375,000	10 years	6.215%
	435,000		

(f) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The debt bears interest at rates between 2.2% and 14.85%. Certain assets of the Company and its subsidiaries have been pledged as collateral against this debt. Debt denominated in foreign currencies totals $139.7 million at March 31, 2002 (2001 - $115.5 million).

(g) Interest on long-term debt totals $110.5 million for the year ended March 31, 2002 (2001 - $127.1 million).

The following debt repayment schedule sets out the annual repayments as per agreements:

(Thousands of U.S. Dollars)	$
March 31 ,2003	496,790
2004	474,043
2005	33,665
2006	155,119
2007	50,655
Thereafter	255,648
	1,465,920

9. MINORITY INTEREST

Minority interest includes preferred shares of a subsidiary which were issued on the acquisition of the Martini & Rossi group. The Preferred Shares have a face amount of Euro 125 million ($153 million at historical rate), a cumulative annual coupon of 3.2% and an initial redemption date in May 2003. The Preferred Shares are redeemable at the sole option of the Company for a two-year period after the initial redemption date (subject to the right of the holders of such Preferred Shares to postpone such redemption for up to five years following such date). The dividend rate increases (i) to 7% for the 120-day period following the date on which the series first becomes redeemable, and (ii) upon the expiration of such 120-day period, to a floating rate equal to 300 basis points above the LIBOR rate for six month Euro deposits. In the event that the holders postpone the redemption date, the 7% dividend rate is extended until the new redemption date.

10. OTHER LIABILITIES

Other liabilities comprise:

(Thousands of U.S. Dollars)	2002 $	2001 $
Employee benefit liabilities	112,433	103,542
Other liabilities	58,504	75,682
	170,937	179,224

The Company has a number of different pension and termination indemnity plans, as well as other retirement benefit plans in the various countries in which it operates. Pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement.

Information about the non-funded pension and termination indemnity plans and other non-pension retirement benefit plans maintained by certain of the Company's subsidiaries are as follows:

(Thousands of U.S. Dollars)	2002 $	2001 $
Present value of pension plan benefits	83,659	77,388
Present value of non-pension plan benefits	38,274	35,505
	121,933	112,893

Portions of the present value of these benefits are accrued in the Company's books as follows:

(Thousands of U.S. Dollars)	2002 $	2001 $
Accrued pension liabilities	71,763	65,334
Accrued non-pension liabilities	23,181	20,480
	94,944	85,814
Pension expense	7,926	7,658
Non-pension expense	4,370	4,199
Total expense	12,296	11,857

Weighted average discount rate for present value of benefits:

Pension plans	6.7%
Non-pension plans	7.2%

Weighted average salary rate/ultimate medical inflation rate:

Pension plans	3.5%
Non-pension plans	5.0%

Certain of the Company's subsidiaries maintain funded pension plans for which the total liability recognized by the Company is $17.5 million as at March 31, 2002 (2001 - $17.7 million). The assets are

10. OTHER LIABILITIES (*Continued*)

held separately by the plans and include equities and bonds. Information about these pension plans of the Company's principal subsidiaries is as follows:

(*Thousands of U.S. Dollars*)	2002 $	2001 $
Pension plan assets	211,804	218,649
Present value of plan benefits	245,238	232,705
Funded status – overall surplus (deficit)	(33,434)	(14,056)
Pension expense	10,715	10,005
Benefits paid	9,059	
Company contributions	10,889	
Weighted average discount rate for present value of benefits	7.5%	
Weighted average rate of compensation increase	5.6%	
Weighted average expected long-term rate of return on assets	8.3%	

The aggregate fair value of pension plan assets and the present value of plan benefits included above in respect of plans where assets are less than the present value of plan benefits are $149.1 million and $193.1 million, respectively (2001 - $114.7 million and $143.9 million).

11. LONG-TERM INCENTIVE PLAN

In 1997, the Company implemented a Long-term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. The Plan allowed for a maximum of 2,500,000 units to be issued during the life of the Plan. Under the Plan, units were granted April 1st, vested at the rate of 20% per year and expired on the tenth anniversary from the grant date. Once a unit was vested, it entitled the holder to receive upon exercise, an amount in cash equal to the excess of the fair market value, as determined by a pre-set formula, and the exercise price.

Effective April 1, 1999 the Company amended the original Plan. The terms of the amended Plan are similar to the original Plan except that the Plan participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Under the amended Plan, the Company exchanged the units issued under the original Plan and issued stock options to acquire an equivalent number of shares of BBC. These stock options carry the same exercise price and accumulated vesting benefits as the original awards. Under the amended plan, options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

11. LONG-TERM INCENTIVE PLAN (Continued)

The following table summarizes the award activity under the original Plan:

	2002		2001	
	# of units Outstanding	Weighted average exercise price	# of units Outstanding	Weighted average exercise price
Outstanding at beginning of year	1,500	$96.50	7,020	$96.50
Exercised	(1,500)	$96.50	(5,520)	$96.50
Outstanding at end of year	0		1,500	$96.50
Exercisable at year-end	0		1,500	$96.50

The amended Plan includes 1,149,950 options that were granted as replacement awards for units cancelled under the original Plan during the year ended March 31, 2000.

The following table summarizes the stock options issued under the amended Plan:

	2002		2001	
	# of options Outstanding	Weighted average exercise price	# of options Outstanding	Weighted average exercise price
Outstanding at beginning of year	1,438,640	$104.30	1,183,300	$99.71
Granted	125,600	$218.00	332,350	$119.70
Cancelled	(23,600)	$109.96	(65,860)	$100.70
Exercised	(520,226)	$99.59	(11,150)	$97.07
Outstanding at end of year	1,020,414	$120.57	1,438,640	$104.30
Exercisable at April 1	559,004	$108.25	788,090	$100.29

The following table summarizes information about stock options outstanding at year end:

Stock Options expiring April 1	# of options Outstanding	# of options Exercisable as at April 1, 2002	Exercise price
2007	228,554	228,554	$96.50
2008	158,570	105,260	$96.50
2009	192,835	92,215	$110.00
2009	25,640	9,620	$96.50
2010	279,215	94,235	$120.00
2010	10,000	4,000	$110.00
2011	125,600	25,120	$218.00
	1,020,414	559,004	

At March 31, 2002, the weighted average remaining contractual life of the options outstanding under the amended Plan is 6.93 years (2001 - 7.31 years).

During the year, the Company recognized compensation expense of $607,000 (2001 - $985,000) in respect of stock options issued at an exercise price less than the formula-calculated fair market value.

11. LONG-TERM INCENTIVE PLAN (Continued)

During the year, the Company recognized a charge to retained earnings of $58.3 million (2001 – $151,000). This charge represents:

(a) the excess of consideration paid by the Company over the carrying amount of the BBC shares repurchased and cancelled relating to the 520,226 (2001 - 11,150) stock options exercised during the year; and
(b) dividends paid to the employees while the shares were issued and outstanding.

If all units exercisable at April 1, 2002 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company Limited stock at April 1, 2002, the net cash outflow of the Company would be approximately $102 million (2001 - $93 million).

12. FOREIGN CURRENCY FORWARD CONTRACTS

The Company uses foreign currency forward contracts, currency options and currency swaps to hedge the effects of exchange rate changes on certain cash flow exposures denominated in foreign currencies. These exposures result from group operating activities in foreign currencies. The Company does not use foreign currency forward contracts, currency options or currency swaps for trading or speculative purposes.

The Company held foreign currency forward contracts, currency options and currency swaps, which mature at various dates within the following fifteen months, to purchase and sell foreign currencies with a notional amount of $84.1 million and $307.7 million, respectively, at March 31, 2002 (2001 - $63.3 million and $166.2 million, respectively). The unrealized net loss is $1.4 million at March 31, 2002 (2001 - $2.6 million net gain). The market risk related to foreign currency forward contracts is offset by changes in the valuation of the underlying items being hedged. The Company is exposed to foreign currency gains or losses to the extent that the timing or amount of the anticipated cash flow does not coincide with the maturity or amounts of the related foreign currency forward contracts.

13. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

14. CAPITAL STOCK AND SHARE PREMIUM

(a) Authorized share capital

The authorized common share capital of the Company is 24,000,000 shares with a par value of $1.40 per share.

As part of a reorganization in 1992, the shareholders of Bacardi Corporation were offered the option to exchange their common shares for Bacardi Corporation Series A preferred shares. These Series A preferred shares are non-voting and are convertible, at any time, at the option of the holder, to common shares of the Company on a one-for-one basis. Dividends on the preferred shares are cumulative at a rate equal to the per share rate of dividends and other distributions paid to the holders of the common stock of the Company. As at March 31, 2002 and March 31, 2001, the Company has reserved 94,998 common shares for issuance upon conversion of the Bacardi Corporation Series A preferred shares.

14. CAPITAL STOCK AND SHARE PREMIUM (*Continued*)

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a wholly-owned subsidiary, issued 1,501,130 common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. Holders of BMRH Founders' common shares are entitled to cause BMRH to purchase all or any portion of their shares at any time up to December 31, 2003 and for a limited period following the occurrence of certain events. If the shares are not redeemed by December 31, 2003, and the occurrence of certain events does not take place, the BMRH Founders' common shares will remain as a component of shareholders' equity. The purchase price is calculated by dividing ten times the consolidated net earnings of the Company by the total outstanding shares of the Company (inclusive of the Bacardi Corporation Series A preferred shares and the BMRH Founders' common shares). Had the shares been redeemed at March 31, 2002, the redemption would have resulted in a charge to retained earnings for the purchase price premium.

In light of the conversion and dividend rights of the Bacardi Corporation preferred shares and BMRH Founders' common shares, they are treated as shareholders' equity of the Company for purposes of these consolidated financial statements.

(b) Outstanding share capital

(Thousands of U.S. Dollars)	Capital Stock $	Share Premium $
Common shares:		
Balance as at March 31, 2002 and March 31, 2001		
– 23,506,653 common shares issued and outstanding	32,908	121,451
Preferred shares:		
Balance as at March 31, 2002 and March 31, 2001		
– Bacardi Corporation Series A shares, $0.01 par value, 125,000 shares authorized, 94,998 issued and outstanding	1	176
BMRH Founders' common shares:		
Balance as at March 31, 2002 and March 31, 2001		
– Euro 0.10 par value, 1,501,130 common shares authorized, issued and outstanding	180	169,820
Total share capital	33,089	291,447

15. RETAINED EARNINGS

Included in consolidated retained earnings is approximately $445 million at March 31, 2002 (2001 - $276 million) of retained earnings of certain subsidiary companies which, if repatriated, may be subject to withholding taxes at various rates. In addition, included in the Company's share of the Martini & Rossi group net assets acquired are pre-acquisition retained earnings which, if repatriated, may be subject to withholding taxes. Due to the various withholding tax rates in the countries involved and the options available to the Company to limit this tax exposure, the amount of such withholding taxes is not quantifiable. Accordingly, liability for withholding taxes will be accrued in the period that both repatriation is considered likely and the tax exposure can be estimated.

The Company's by-laws require the Company to pay aggregate annual cash dividends on its common stock (including for this purpose the Bacardi Corporation preferred shares described in Note 14) equal to at least 50% of the Company's total consolidated net earnings after taxes for the preceding fiscal year. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares.

Note 14 (a) continued: Effective April 1, 2002 (i.e., for fiscal year 2003), the Company will be required to follow the provisions of the Canadian Institute of Chartered Accountants ("CICA") standard on Financial Instruments. This standard requires that all financial instruments, or its component parts, be recorded as a liability or equity depending on the substance of the instrument rather than its stated legal form. In fiscal year 2003, the provisions of this standard will require retroactive application and thus affect previously reported amounts when these are presented as comparative financial statements.

The provisions of the BMRH Founders' common shares will require these shares to be classified as a liability and recorded at the redemption price until such time as the put right expires or is exercised and settled. Due to the retroactive adoption, comparative consolidated financial statements must be recast as if this accounting treatment was in effect from the original issuance of these shares. The effect of the adoption of this standard in fiscal year 2003 as it relates to the BMRH Founders' common shares for the fiscal year 2002 comparative amounts will be as follows: net earnings will be reduced by $62.0 million; current liabilities will be increased by $265.6 million; and, shareholders' equity will be decreased by $265.6 million. The impact of this new standard on the Company's fiscal year 2003 results cannot be determined at this time.

16. INCOME TAXES

Major components of the provision for income taxes are as follows:

(Thousands of U.S. Dollars)	2002 $	2001 $
Current tax	159,106	67,417
Future income tax	(5,228)	(13,777)
	153,878	53,640

Current tax in fiscal 2002 includes amounts related to Mexico excise tax refund. Included in Taxes Payable and Other Liabilities are future income tax assets of $28.8 million (2001 - $25.0 million).

17. GUARANTEES AND ENDORSEMENTS

Certain subsidiaries of the Company have provided guarantees and endorsements to third parties in the aggregate amount of $102.1 million.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of $55.3 million.

Supplemental Schedule of Consolidated Statement of Earnings

For the Year Ended March 31, 2002

(Expressed in Thousands of U.S. Dollars)

	2002 As Reported $	Special Items (a) $	2002 Excluding Special Items $	2001 As Reported $
SALES	2,861,097	109,108	2,751,989	2,692,862
COST OF SALES	962,545	-	962,545	982,293
GROSS PROFIT	1,898,552	109,108	1,789,444	1,710,569
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,164,282	31,012	1,133,270	1,087,884
EARNINGS FROM OPERATIONS	734,270	78,096	656,174	622,685
OTHER INCOME (EXPENSES)				
Interest income	132,368	127,869	4,499	8,850
Interest expense	(128,800)	-	(128,800)	(154,557)
Amortization expense	(103,640)	-	(103,640)	(105,006)
Miscellaneous (expense) income - net	(30,589)	(38,194)	7,605	26,534
	(130,661)	89,675	(220,336)	(224,179)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	603,609	167,771	435,838	398,506
PROVISION FOR INCOME TAXES	153,878	82,004	71,874	53,640
EARNINGS BEFORE MINORITY INTEREST	449,731	85,767	363,964	344,866
MINORITY INTEREST	5,556	1,398	4,158	4,375
NET EARNINGS	444,175	84,369	359,806	340,491

(a) Special items include the Mexico excise tax refund and the write down of investment in Argentina. See Note 1 of the notes to the consolidated financial statements.


SCOTCH
ESTD
Dewar's
1846
WHISKY


1846

Launched in 2000, the new DEWAR'S White Label Scotch whisky bottle is proprietary, and has been designed to be more premium and masculine in shape and feel. The Highlander has been redrawn, made larger, is now in full colour, and placed behind the name to give the brand more energy and dynamism. Estd. 1846 has been embossed on the shoulders of the pack to add both depth and authenticity to the brand.

BY APPOINTMENT TO HER MAJESTY THE QUEEN
SCOTCH WHISKY DISTILLERS JOHN DEWAR & SONS LTD PERTH


Dewar's


JOHN DEWAR

Country: France
City: Paris
Exposition: Exposition Universelle
Date: 1889
Award: Bronze and Gold Medal


1890

Country: Great Britain
City: Edinburgh
Exposition: International Exhibition
Date: 1890
Award: Diploma of Honour and Gold Medal for High Quality and Skillful Blending


1900
J. DEWAR

Country: France
City: Paris
Exposition: Exposition Universelle
Date: August 18, 1900
Award: Grand Prize


Diplôme de Grand Prix

Country: Belgium
City: Liège
Exposition: Exposition Universelle et Internationale
Date: 1905
Award: Grand Prize Diploma





Country: United States of America
City: St. Louis
Exposition: Louisiana Purchase Exposition
Date: 1904
Award: Grand Prize



Country: Egypt
City: Cairo
Exposition: International Exposition of Progress
Date: 1895
Award: Gold Medal


ZIKA
ZÜRICH·INTERNATIONALE KOCHKUNST-AUSSTELLUNG 1930
DIPLOM
DAS PREISGERICHT DER ABTEILUNG GETRÄNKE HAT
FÜR EINE KOLLEKTION
DIE ANERKENNUNG
ERTEILT
ZÜRICH, DEN 30. JUNI 1930
ÜR DAS ORGANISATIONSKOMITEE
S PREISGERICHT



Country: Switzerland
City: Zurich
Exposition: Kochunst Asstellung
Date: June 30, 1930
Award: Gold Medal

Country: Great Britain
Exposition: Ango-Danish Exhibition
Date: May 1888
Award: Gold Medal



DIPLOMA OF MERIT
International Exhibition
Industry · Science & Art
Edinburgh

Country: Great Britain
City: Edinburgh
Exposition: International Exhibition of Industry, Science and Art
Date: 1886
Award: Silver Medal and Diploma of Merit


LONDON 1888

Country: Great Britain
City: London
Exposition: Universal Cookery and Food Exhibition
Date: 1888
Award: Silver Medal for Excellence of their Exhibit



John Dewar's Signature from original documentation.



Country: Belgium
City: Antwerp
Exposition: Exposition Universelle
Date: August 30, 1894
Award: Gold Medal Diploma


International Exhibition, Jamaica, 1891.
Certificate of Honour

Country: Jamaica
City: Kingston
Exposition: International Exhibition
Date: 1891
Award: Certificate of Honour and Gold Medal for Whiskies


Dewar's
Finest Scotch Whisky
"White Label"
Established 1846
Distilled blended and bottled by
John Dewar & Sons Ltd
Perth Scotland
Distilled blended and bottled in Scotland


Exposition Internationale
Diplome

Country: Belgium
City: Brussels
Exposition: Exposition Internationalle
Date: July 25, 1893
Award: Grand Prize of Excellence and Gold Medal


Queensland International Exhibition
Certificate of Merit.

Country: Australia
City: Brisbane
Exposition: Queensland International Exhibition
Date: 1897
Award: Certificate of Merit and Two Gold Medals


Dewar's
Finest Scotch Whisky
"White Label"
Established 1846
DISTILLED BLENDED AND BOTTLED BY
John Dewar & Sons Ltd
PERTH SCOTLAND
DISTILLED BLENDED AND BOTTLED
IN SCOTLAND


Dewar's
Blended Scotch Whisky
PRODUCT OF SCOTLAND
"White Label"
John Dewar & Sons
PERTH
SCOTLAND
750ml
Finest Scotch Whisky
OF GREAT AGE
DISTILLERS
PERTH
DEWAR'S
BLUE LABEL
EXTRA SPECIAL
WAISKY
GOLD CAP
Scotch Whisky

Officers

Ruben Rodriguez	*President & Chief Executive Officer*
Michel Recalt	*Senior Vice President – Marketing & Corporate Development*
Guillermo E. Garcia-Lay	*Senior Vice President – Operations & Quality Control*
Simon Gould	*Senior Vice President – Human Resources*
Ralph Morera	*Vice President Finance and Chief Financial Officer*
Francisco Carrera-Justiz	*Vice President*
Ronald W. Stan	*Vice President – Information Services*
Atul Vora	*Assistant Vice President Finance*
Eloy A. Castroverde	*Treasurer*
Kenneth J. Sutter	*Controller*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Angel Fernandez	*Regional Director – Central/South America*
Javier Ferran	*Regional President - European Region*
Giorgio Ferrero	*President - Bacardi International Limited*
Robert Furniss-Roe	*Regional Director - Asia Pacific Region*
Alfredo Piedra	*President - Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President - North American Region*

Directors and Alternates

Victor R. Arellano, Jr.	*Victor R. Arellano*
Facundo L. Bacardi	*No Alternate*
J. Alberto Bacardi	*Toten A. Comas Bacardi*
Joaquin E. Bacardi Sr.	*Jorge E. Bacardi*
Jaime Bergel	*Juan Alvarez-Guerra*
Francisco Carrera-Justiz	*Ignacio de la Rocha*
Manuel J. Cutillas	*Amaro Argamasilla Bacardi*
Adolfo L. Danguillecourt	*No Alternate*
Sergio Danguillecourt	*No Alternate*
Mario L. del Valle, Sr.	*Toten D. Bacardi*
Michelle Dorion	*Theodore C. Walker*
Guillermo J. Fernandez-Quincoces	*Virginia N. Robitaille*
Archibald R. McCallum	*Robert A. O'Brien*
Jay H. McDowell	*Guillermo Quirch*
Eduardo M. Sardiña	*Joan N. de Hechavarria*
Ruben Rodriguez *	*No Alternate*

* *Chairman of the Board of Directors*

COMMITTEES – BOARD OF DIRECTORS

Audit Committee

The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent and internal auditors and for reviewing and evaluating the Company's accounting policies and its internal control structure.

Joaquin E. Bacardi, Sr.
Toten D. Bacardi
Sergio Danguillecourt
Joan N. de Hechavarria
Michelle Dorion
Archibald R. McCallum
Jay H. McDowell **

Nominating & Governance Committee

The Nominating & Governance Committee assist the Board of Directors in identifying, recruiting and providing candidates who would become nominees for the future election to the Board of Directors by the Shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members and Alternates.

Victor R. Arellano, Sr.
Facundo L. Bacardi
Toten A. Comas Bacardi
Adolfo L. Danguillecourt **
Ignacio de la Rocha
Ruben Rodriguez (ex officio)

** Committee Chairperson

BACARDI SILVER


BACARDI
SILVER
BACARDI
SILVER™
PREMIUM MALT BEVERAGE WITH THE
NATURAL FLAVORS OF BACARDI RUM AND CITRUS

In one of the most rousing developments in our markets in living memory, the Company has formed an agreement regarding the use of its trademarks by Anheuser-Busch, Inc. for an exciting new entry in our portfolio called BACARDI SILVER. This follows the emergence of a new


BACARDI
SILVER


YOUR NIGHT JUST GOT MORE INTERESTING.™
BACARDI
SILVER

category in the United States, referred to as spirit-branded flavored alcohol beverages (FABs), which had reached sales above 75 million cases by the end of calendar year 2001.

BACARDI SILVER is strategically intended to represent a stand-alone business opportunity that will leverage the strength of the BACARDI Trademark and the world-class marketing and advertising of Anheuser-Busch, Inc. Sold through the



"YOUR NIGHT JUST GOT MORE INTERESTING"


BACARDI
SILVER


BACARDI
SILVER


BACARDI
SILVER

Anheuser-Busch, Inc. distribution network, which reaches twice as many retail outlets as spirits, BACARDI SILVER leverages one of the largest distribution networks in the United States.

The introduction of BACARDI SILVER was fashioned as a national event. BACARDI SILVER was launched in key trend-setting venues in Chicago, Los Angeles, New Orleans, New York, and Miami as part of a well-orchestrated marketing plan to create word-of-mouth buzz before the national rollout on February 18, 2002.

The new BACARDI SILVER brand will compete against other "malt-alternative" beverages in bars and restaurants and on retailers' shelves.

BACARDI SILVER is being supported by a marketing budget of nearly $60 million that includes advertising and media, sales promotional items and merchandising. Media support includes national television, print, radio, outdoor, and Internet advertising produced by Momentum, in St. Louis, Missouri. In addition, a full line of point-of-sale and promotional items support the brand, including cooler stickers, table tents, metal signs, mirrors, and wall projectors that beam the image of the BACARDI SILVER trademarks.

Clear bottle packaging features the BACARDI SILVER and Bat Device trademarks in black and silver. The BACARDI Bat Device appears on the label and crown, and is embossed at the neck of the bottle. The Bat Device offers worldwide consumer recognition and is often interpreted as a symbol of mystery and intrigue, as well as the Company's hard-earned reputation for consistent quality.

BACARDI SILVER is 5% alcohol by volume and is produced at Anheuser-Busch's Baldwinsville, New York brewery. Anheuser-Busch Inc., the world's largest brewer, and Bacardi U.S.A., Inc. each bring more than 130 years of experience to this world-class relationship.

The Company has high hopes for BACARDI SILVER. The reception it has received so far suggests that our confidence is well-placed.

BACARDI Carta Blanca and BACARDI Gold are the world's party spirits. In Mexico, promotional highlights include "the power of ZUZU", which is the spirit of BACARDI that lives within each of us. In Sydney, Australia the Bacardi Latino Festival, a nine-day event that hosts 100,000 people, targets on-premise outlets surrounding Darling Harbor.



www.bacardi.com


UELTA TU
ZU ZU

MEXICO


TU CONOCES
TU
ZUZU



UNITED KINGDOM



UNITED STATES


ERES DUEÑO
ZU

MEXICO

SPAIN



MEXICO


ERES DUEÑO
ZUZU



www.latinquarter.com



www.partybynight.com

UNITED STATES


CUBICLES BY DAY.
BACARDI BY NIGHT.
BACARDI.
ESTD 1862

GERMANY


BACARDI
BACARDI

AUSTRALIA


BACARDI

AUSTRALIA


BACARDI


BACARDI
Superior
CONSPIRA CON LA NOCHE

SPAIN

GREECE


MOVE
BEMOVED

AUSTRALIA



GERMANY


Step up to the Bat.
BACARDI
ESTD 1862

UNITED STATES



www.bacardi.de

DEWAR'S WHITE LABEL

Campaigns for DEWAR'S WHITE LABEL enhance the quality perception surrounding the brand. In Greece, design re-energizes the brand franchise by making entry-level consumers "confident and proud" of their chosen brand. In the United States, the Highlander campaign reinforces the Highlander Device as the brand icon.


ALWAYS
TRUE

GREECE


ΑΛΗΘΙΝΟΣ ΦΙΛΟΣ
Dewar's
ALWAYS TRUE
ΑΛΗΘΙΝΟΣ ΝΙΚΗΤΗΣ
Dewar's
ALWAYS TRUE
ΑΛΗΘΙΝΗ ΓΕΥΣΗ
Dewar's
ALWAYS TRUE
ΑΛΗΘΙΝΗ ΙΣΤΟΡΙΑ
Dewar's
ALWAYS TRUE

GREECE



www.dewars.com


Vive
Vive
Vive

VENEZUELA


Just add water.
A splash wakes up the whisky.
Dewar's


They're Dewar's.
Dewar's
They're Dewar's.
Dewar's
Rocks.
Dewar's

UNITED STATES

DEWAR'S 12 YEAR OLD

Voted the best-blended Scotch whisky in the world, DEWAR'S 12 Year Old Scotch whisky is targeted at the top end of the market and promoted to encourage brand recognition and awareness. Advertisements establish a super-premium image for the brand and lay the groundwork for favorable word-of-mouth.


JUDGE FOR YOURSELF

UNITED STATES

BOMBAY SAPPHIRE

BOMBAY SAPPHIRE gin advertisements have been digitally photographed and new elements woven into the background to freshen the U.S. campaign. Promotionally, the brand hosts Martini glass competitions in keeping with its commitment to the design world, and has a spectacular display at Heathrow of a SAPPHIRE branded fish tank communicating a cool air of mystery.



UNITED STATES



www.bombaysapphire.com

BACARDI O

The target market for BACARDI O is trend-setting clear spirit drinkers. "Are You Type O?" advertisements have visually enhanced the BACARDI trademark among clear spirits drinkers. The campaign look is sleek, contemporary and aspirational.


Are you type O?
BACARDI
BACARDI

UNITED STATES

www.areyoutypeo.com

BACARDI

"Making Connections

Around the world Bacardi makes connections with its consumers in a very intense way through exciting promotional events, well designed public relation activities, and the magic of outstanding, innovative advertising. Promoting and marketing the Company's brands around the world requires a massive and diverse effort.

This report showcases a small cross-section of our print, television, and cinema advertising. You will be familiar with many of the images, which offer a glimpse into the creativity that underpins our promotional activities.

LIMITED

Around the World"

Different countries, different products, different approaches ... but a shared motive and a uniform dedication to quality. For our brands, as in life, image is critical. Our marketing activities create and nurture the style that defines our brands. As Bacardi enters a new age of excellence, we strive to keep our brand images more than current and utterly memorable.

BACARDI SILVER

The current BACARDI SILVER campaign includes advertising and media, sales promotional and merchandising efforts. Media support includes national television, print, radio, outdoor and Internet advertising. A full line of point-of-sale and promotional items supports the brand.



www.bacardisilver.com



Your night is about to get more interesting.
BACARDI
SILVER



UNITED STATES

BACARDI BREEZERS

The latest commercial in the U.K. takes "Tom Cat" campaign to a new level. In Brazil, a variation of the "Interview" commercial was filmed to capture the local mood. In the Netherlands, the Royal wedding of Prince Willem-Alexander and his Argentinean fiancée Maxima was commemorated by draping the Bacardi-Martini building with the new Cranberry BREEZERS campaign in the style of Christo.



BACARDI
BREEZER

UNITED KINGDOM *BRAZIL*



www.bacardi-breezer.co.uk

BACARDI 8

The travel retail campaign focus for BACARDI 8 is to boost trial and brand awareness. Promotions in Spain target a specific area with an array of activities to increase comsumption of both BACARDI 8 and 5 rum while transmitting product attributes and the appealing BACARDI image.



THE ART OF A PASSIONATE LIFE

TRAVEL RETAIL

BACARDI LIMÓN

The BACARDI Limón campaigns include non-traditional rum imagery and usage. They are designed to source volume not only from vodka, but from all clear spirits. These image-driven campaigns are being showcased in lifestyle and fashion publications.



BACARDI LIMÓN

UNITED STATES



LIMÓN
Cranberry
LIMÓN
Tonic
LIMÓN
Orange
BACARDI
LIMÓN

NETHERLANDS



LIMÓN
Orange
LIMÓN
Tonic
LIMÓN

NETHERLANDS

BACARDI RESERVA

BACARDI Reserva warms up the night in Italy with its fiery campaign, "Brucia La Notte." This sociable and sensual campaign promotes the "freedom of expression" that BACARDI brings to the party. Brand awareness targets include emerging and established nightclubs and bars in key cities.



BACARDI

ITALY



www.bacardi.it

BACARDI AÑEJO

MEXICO



Consejo No. 1

After a successful advertising transition to the "Saber Vivir" campaign, preparations are under way for a re-launch. The new positioning for BACARDI Añejo will leverage its Cuban heritage. New packaging and a sophisticated advertising campaign will start this year, communicating the Latin and passion-for-life values typified by BACARDI Añejo.

BACARDI SOLERA

BACARDI Solera is being repositioned from a brand for "special moments" to a less limited consumption profile. A new bottle and label will be introduced as part of the rebranding. Promotional activities for BACARDI Solera have been targeted to key distribution channels such as price clubs and self-service stores.

MEXICO



BACARDI
1873
Solera
EVITE EL EXCESO

Bacardi Limited's Brand Portfolio consists of over 250 brands and labels. Just a small selection of their advertising campaigns and promotional activities is represented here.


BACARDI
SUPERIOR
BACARDI
ESTD 1862
CARTA BLANCA
BACARDI
SUPERIOR
CASA FUNDADA

TRAVEL RETAIL

MARTINI

MARTINI has developed a new Pan-European advertising campaign, capturing the unique MARTINI Moment, in order to seduce its consumers into its stylish world.


vivalavita
MARTINI
vivalavita
MARTINI

EUROPE


vivalavita
MARTINI
vivalavita
MARTINI
HOTEL DES BAINS
vivalavita
MARTINI
vivalavita
MARTINI
The world of MARTINI

EUROPE

www.martini.com

PAGE 11



BACARDI Mojito

3 parts BACARDI Carta Blanca rum
12 mint leaves
½ a lime
2 dashes bitters
Simple syrup

Place 12 mint leaves and ½ a lime in a glass. Crush well. Add 2 dashes of bitters and cover lime with simple syrup and fill glass with ice. Add BACARDI Carta Blanca, top off with club soda, stir well and garnish with sprigs of mint or a lime wheel.

PAGE 12



BACARDI 8 Hemingway

3 parts BACARDI 8 rum
1 part maraschino
2 parts grapefruit juice
3 dashes lemon juice

Mix all ingredients in a shaker with crushed ice. Serve in a cocktail or short glass. Decorate with a cherry.

PAGE 13



SAPPHIRE Summer

2 parts BOMBAY SAPPHIRE gin
1 part lime cordial
3 parts cranberry juice
3 parts apple juice
1 part cherry brandy
½ part simple syrup

Fill glass with ice. Shake all ingredients with ice and strain into glass. Garnish with apple slice and refreshing summer fruit.

PAGE 14



BACARDI Piña Colada

3 parts BACARDI Carta Blanca rum
1 part pineapple juice
1 part coconut pulp

Mix all ingredients in a blender with ice and pour into a chilled cocktail glass. Decorate with pineapple cubes and a cherry.

PAGE 15



LIMÓN Cosmopolitan

4 parts BACARDI Limón rum
2 parts cranberry juice
2 parts COINTREAU liqueur
1 part lime juice
1 part simple syrup

Shake with cracked ice; strain into a chilled cocktail or martini glass. Decorate with orange peel.

PAGE 16



BACARDI-MARTINI Presidente

7 parts BACARDI Gold rum
3 parts MARTINI Rosso vermouth

Mix all ingredients in a mixer. Serve in a martini glass, garnish with a twist of lime or orange peel. Optional to decorate with a cherry.

PAGE 17



Perfect MARTINI Manhattan

1½ parts MARTINI Rosso vermouth
1½ parts MARTINI Dry vermouth
7 parts DEWAR'S WHITE LABEL Scotch whisky

Mix all ingredients in a mixing glass with plenty of ice. Serve in a martini cocktail glass and decorate with a cherry.

PAGE 18



DEWAR'S & Ginger Ale

1 part DEWAR'S WHITE LABEL Scotch whisky
3 parts Ginger Ale

Place ice in serving glass. Add contents, stir gently and decorate with lime.

PAGE 19



SAPPHIRE Sling

1 part BOMBAY SAPPHIRE gin
2 parts cherry brandy
1 part freshly squeezed lemon juice
Club Soda

Shake first three ingredients with ice and strain into ice-filled glass, and then top off with club soda. Add sugar to taste. Garnish with lemon wedge.

PAGE 20



DEWAR'S 12 Year Old on the Rocks

1 part DEWAR'S 12 Year Old Scotch whisky
Ice

Pour DEWAR'S 12 over ice into rocks glass.

PAGE 21



BACARDI Daiquirí

3 parts BACARDI Carta Blanca rum
1 part lime or lemon juice
½ teaspoon sugar

Mix all ingredients in a shaker or blender with ice and strain into a chilled cocktail glass or serve on the rocks.

PAGE 22



MARTINI Orange Delight

1 part MARTINI Bianco vermouth
3 parts orange juice

Fill a long glass with ice, add MARTINI Bianco vermouth and top off with fresh orange juice. Decorate with orange wheel.

BACARDI LIMITED

P.O. Box HM 720, Hamilton HM CX, Bermuda Telephone: 441-295-4345 Fax: 441-292-0562
www.bacardi.com www.martini.com www.dewars.com www.bombaysapphire.com